UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FILED PURSUANT TO RULE 424(b)(4)
SEC FILE NUMBER 333-135207

PROSPECTUS

July 10, 2006

RAPTOR PHARMACEUTICALS CORP.

A DELAWARE CORPORATION

18,266,666 SHARES OF COMMON STOCK OF RAPTOR PHARMACEUTICALS CORP.

_________________________________

This prospectus relates to 18,266,666 shares of common stock of Raptor Pharmaceuticals Corp., a Delaware corporation, which may be resold by selling stockholders named in this prospectus. The selling stockholders may offer to sell the shares of common stock being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices.

We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders. We will, however, receive proceeds upon exercise of the common stock purchase warrants and these proceeds will be used for general working capital purposes. We will pay for expenses of this offering.

Each of the selling stockholders may be deemed to be an “underwriter,” as such term is defined in the Securities Act.

Our common stock is quoted on the National Association of Securities Dealers OTC Bulletin Board under the symbol “RPTP”. On June 19, 2006, the closing bid price of our common stock was $0.75 on the OTC Bulletin Board.

Our business is subject to many risks and an investment in our common stock will also involve a high degree of risk. You should invest in our common stock only if you can afford to lose your entire investment. You should carefully consider the various Risk Factors described beginning on page 6 before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. The selling stockholders may not sell or offer these securities until this Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is July 10, 2006.

The following table of contents has been designed to help you find important information contained in this prospectus. We encourage you to read the entire prospectus.

TABLE OF CONTENTS
PROSPECTUS SUMMARY	4
RISK FACTORS	6
RISKS RELATED TO OUR BUSINESS	6
If we fail to obtain the capital necessary to fund our operations, our financial results and financial condition will be adversely affected and we will have to delay or terminate some or all of our product development programs	7
We are an early development stage biotechnology research and development company and may never be able to successfully evelop marketable products	6
Even if we are able to develop our drug product candidates, we may not be able to receive regulatory approval, or if approved, we may not be able to generate significant revenues or successfully commercialize our products, which will adversely affect our financial results and financial condition and we will have to delay or terminate some or all of our research product development programs	7
If we are limited in our ability to utilize acquired or licensed technologies, we may be unable to develop, out-license, market and sell our products, which could cause delayed new product introductions, and/or adversely affect our reputation, any of which could have a material adverse effect on our business, prospects, financial condition, and operating results	8
If we fail to compete successfully with respect to acquisitions, joint venture and other collaboration opportunities, we may be limited in our ability to develop new products and to expand our product pipeline	8
If we do not achieve our projected development goals in the time frames we announce and expect, the credibility of our management and our technology may be adversely affected and, as a result, our stock price may decline	8
Our product development programs will require substantial additional future funding which could impact our operational and financial condition	9
If we fail to demonstrate efficacy in our non-clinical studies and clinical trials our future business prospects, financial condition and operating results will be materially adversely affected	9
If we do not obtain the support of key scientific collaborators, it may be difficult to establish products using our technologies as a standard of care for various indications, which may limit our revenue growth and profitability and could have a material adverse effect on our business, prospects, financial condition and operating results	10
Our future success depends, in part, on the continued service of our management team	11
We may not be able to market or generate sales of our products to the extent anticipated	11
There are many difficult challenges associated with developing proteins that can be used to transport therapeutics across the blood-brain barrier	11
If our competitors succeed in developing products and technologies that are more effective than our own, or if scientific developments change our understanding of the potential scope and utility of our drug product candidates, then our technologies and future drug product candidates may be rendered less competitive	12
Our reliance on third parties, such as university laboratories, contract manufacturing organizations and contract or clinical research organizations, may result in delays in completing, or a failure to complete, non-clinical testing or clinical trials if they fail to perform under our agreements with them	12
The use of any of our drug product candidates in clinical trials may expose us to liability claims	12
If we are unable to protect our proprietary technology, we may not be able to compete as effectively	12
The patent positions of biopharmaceutical products are complex and uncertain	13
Our executive offices and laboratory facility is located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could cause damage to our facility and equipment, or that of our third-party manufacturers or single-source suppliers, which could materially impair our ability to continue our product development programs	14
We will incur increased costs as a result of recently enacted and proposed changes in laws and regulations	14
RISKS RELATED TO OUR COMMON STOCK	14
There is no active trading market for our common stock and if a market for our common stock does not develop, our investors will be unable to sell their shares	14
Because we do not intend to pay any dividends on our common stock, investors seeking dividend income or liquidity should not purchase shares of our common stock	15

Our stock is a penny stock. Trading of our stock may be restricted by the SEC’s penny stock regulations and the NASD’s sales practice requirements, which may limit a stockholder’s ability to buy and sell our stock	15
Our stock price may be volatile, and an investment in our stock could suffer a decline in value	15
Anti-takeover provisions under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult	16
FORWARD-LOOKING STATEMENTS	16
SECURITIES AND EXCHANGE COMMISSION’S PUBLIC REFERENCE	16
THE OFFERING	17
USE OF PROCEEDS	17
DETERMINATION OF OFFERING PRICE	17
DIVIDEND POLICY	17
SELLING STOCKHOLDERS	18
PLAN OF DISTRIBUTION	19
DESCRIPTION OF THE AGREEMENTS WITH CERTAIN SELLING STOCKHOLDERS IN THE MAY 25, 2006 PRIVATE PLACEMENT	21
TRANSFER AGENT AND REGISTRAR	22
LEGAL PROCEEDINGS	22
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	22
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	25
DESCRIPTION OF COMMON STOCK	26
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	26
INTEREST OF NAMED EXPERTS AND COUNSEL	27
EXPERTS	27
DISCLOSURE OF SEC POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	27
DESCRIPTION OF BUSINESS	27
PLAN OF OPERATION	39
DESCRIPTION OF PROPERTY	44
NEW ACCOUNTING PRONOUNCEMENTS	45
APPLICATION OF CRITICAL ACCOUNTING POLICIES	45
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	46
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	47
EXECUTIVE COMPENSATION	48
REPORTS TO STOCKHOLDERS	50
FINANCIAL STATEMENTS	50
WHERE YOU CAN FIND MORE INFORMATION	62

As used in this prospectus, the terms “we”, “us”, “our”, and “Raptor” mean Raptor Pharmaceuticals Corp. and our wholly-owned subsidiary, Raptor Pharmaceutical Inc., unless otherwise indicated.

All dollar amounts refer to U.S. dollars unless otherwise indicated.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in our securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements.

Our Business

We were incorporated in the State of Nevada on April 1, 2002 under the name of Highland Clan Creations Corp. On June 9, 2006, we merged with our subsidiary, Raptor Pharmaceuticals Corp. As a result, we were reincorporated from the State of Nevada to the State of Delaware and changed our name to Raptor Pharmaceuticals Corp.

On May 25, 2006, we acquired 100% of the outstanding capital stock of Raptor Pharmaceutical Inc., a development stage research and development company and on June 9, 2006, we disposed of our former wholly owned subsidiary, which sold nutritional milkshakes and drinks on the Internet. Accordingly, our current business is the research and development of a novel drug and drug-targeting platform to initially treat a variety of brain disorders, neurodegenerative diseases, genetic disorders and cancer, through the proprietary use of a natural human protein known as the receptor-associated protein. We believe that our receptor-associated protein technology may selectively target the delivery of bioengineered drugs to organs, tissues and cell types through the use of specific receptor systems. The brain delivery application of our receptor-associated protein technology, which we have named the NeuroTransTM, has demonstrated the potential to deliver therapeutic proteins to the brain in limited non-clinical studies.

Risks Related to Our Business and Investing in Our Common Stock

We are a development stage company and our business is subject to number of risks that you should consider carefully before making a decision to invest in our securities. In particular, you should be aware that our technology is still in the development stage and we may not ever be able to successfully develop safe, effective or marketable drugs or drug-targeting platforms. If we are not successful, you may lose all or part of your investment in our common stock. Please carefully review the risks related to our business and our common stock which are described in more detail beginning on page 6,of this prospectus.

Our Principal Offices

Our current principal offices are located at 9 Commercial Blvd., Suite 200, Novato, California 94949. Our telephone number is (415) 382-8111.

Number of Shares Being Offered

This prospectus relates to the resale by certain selling stockholders named in this prospectus of up to 18,266,666 shares of our common stock in connection with the resale of:

•	up to 8,333,333 shares of our common stock, representing those shares of our common stock that were sold to certain selling stockholders pursuant to the Private Placement Subscription Agreements entered into between the selling stockholders and our company dated May 25, 2006 – see “Description of the Agreements with Certain Selling Stockholders in the May 25, 2006 Private Placement”;

•	up to 8,333,333 shares of our common stock, representing those shares of our common stock that are issuable to certain stockholders upon exercise of warrants issued in connection with the Private Placement Subscription Agreements entered into between the selling stockholders and our company dated May 25, 2006 - see “Description of the Agreements with Certain Selling Stockholders in the May 25, 2006 Private Placement”;

•	up to 800,000 shares of our common stock, representing those shares of our common stock that were issued to a selling stockholder as consideration for services provided as a placement agent - see “Description of the Agreements with Certain Selling Stockholders in the May 25, 2006 Private Placement”; and

•	up to 800,000 shares of our common stock, representing those shares of our common stock that are issuable to a selling stockholder upon exercise of warrants issued as consideration for services provided as a placement agent - see “Description of the Agreements with Certain Selling Stockholders in the May 25, 2006 Private Placement.”

The offered shares were acquired by the selling stockholders in private placement transactions, which were exempt from the registration requirements of the Securities Act of 1933. The selling stockholders may sell the shares of common stock in the public market or through privately negotiated transactions or otherwise. The selling stockholders may sell these shares of common stock through ordinary brokerage transactions, directly to market makers or through any other means described in the section entitled “Plan of Distribution” on page 19 of this prospectus.

Number of Shares Outstanding

There were 29,633,333 shares of our common stock issued and outstanding as at June 19, 2006.

Use of Proceeds

We will not receive any of the proceeds from the sale of the shares of our common stock being offered for sale by the selling stockholders. We will, however, receive proceeds upon exercise of the common stock purchase warrants and these proceeds will be used for general working capital purposes. We will incur all costs associated with this Registration Statement and prospectus.

Summary of Financial Data

The summarized financial data presented below is derived from and should be read in conjunction with our audited financial statements for the period from September 8, 2005 (inception) to February 28, 2006, (including the notes to those financial statements) which are included elsewhere in this prospectus along with the section entitled “Plan of Operation” beginning on page 39 of this prospectus.

For the period from September 8, 2005 (inception) to February 28, 2006
Revenue	$ 0
Net Loss for the Period	$ (129,664)
Loss Per Share - Basic and Diluted	$ (0.01)
Weighted Average Shares Outstanding	10,000,000

As at February 28, 2006
Working Capital Deficit	$ (19,253)
Total Assets	$ 381,072
Deficit Accumulated During the Development Stage	$ (129,664)
Total Stockholders’ Equity	$ 130,122

RISK FACTORS

Shares of our common stock are considered speculative during the development stage of our new business operations. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. The risks and uncertainties described below are not the only ones we face. Other risks and uncertainties, including those that we do not currently consider material, may impair our business. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our securities to decline, and you may lose all or part of your investment. Prospective investors should consider carefully the risk factors set out below.

RISKS RELATED TO OUR BUSINESS

If we fail to obtain the capital necessary to fund our operations, our financial results and financial condition will be adversely affected and we will have to delay or terminate some or all of our product development programs.

Our audited financial statements as of February 28, 2006 have been prepared assuming that we will continue as a going concern. As of February 28, 2006, we had an accumulated deficit of approximately $130,000. We expect to continue to incur losses for the foreseeable future and will have to raise substantial cash to fund our planned operations. Even though we raised approximately $5,000,000 of gross proceeds in a recent private placement offering of our securities, we expect to continue to spend substantial amounts of capital on our operations for the foreseeable future. The amount of additional capital we will need depends on many factors, including:

•	the progress, timing and scope of our non-clinical studies and clinical trials;

•	the time and cost necessary to obtain regulatory approvals;

•	the time and cost necessary to develop commercial manufacturing processes, including quality systems, and to build or acquire manufacturing capabilities;

•	the time and cost necessary to respond to technological and market developments; and

•	any changes made or new developments in our existing collaborative, licensing and other commercial relationships or any new collaborative, licensing and other commercial relationships that we may establish.

Moreover, our fixed expenses such as rent, license payments and other contractual commitments are substantial and will increase in the future. These fixed expenses will increase because we expect to enter into:

•	additional licenses and collaborative agreements;

•	additional contracts for consulting, maintenance and administrative services; and

•	additional financing facilities.

We believe that our cash and cash equivalents balances as of June 16, 2006 of approximately $4.3 million will be sufficient to meet our operating and capital requirements into the second calendar quarter of 2008. These estimates are based on assumptions and estimates, including the availability of an anticipated $400,000 equipment loan from Square 1 Bank. These estimates do not consider the potential cash generated from the exercise of warrants issued in our May 2006 financing, which could generate up to an additional $5,000,000 in the next 18 months. These assumptions and estimates may prove to be wrong. We will need to sell equity or debt securities to raise additional funds in order to complete our research and development efforts. The sale of additional securities may result in additional dilution to our stockholders. Furthermore, additional financing may not be available in amounts or on terms satisfactory to us or at all. We may be unable to raise additional financing when needed due to a variety of factors, including our financial condition, the status of our research and development programs, and the general condition of the financial markets. If we fail to raise additional financing as we need such funds, we will have to delay or terminate some or all of our research and development programs, our financial condition and operating results will be adversely affected and we may have to cease our operations.

We are an early development stage biotechnology research and development company and may never be able to successfully develop marketable products.

We are an early development stage company and have not generated any revenues to date and have a limited operating history. All of our drug product candidates are in the concept stage and have not undergone significant testing in non-clinical studies or in clinical trials. Moreover, we cannot be certain that our research and development efforts will be successful or, if successful, that our drug product candidates will ever be approved for sales or generate commercial revenues. We have a limited relevant operating history upon which an evaluation of our performance and prospects can be made. We are subject to all of the business risks associated with a new enterprise, including, but not limited to, risks of unforeseen capital requirements, failure of drug product candidates either in non-clinical testing or in clinical trials, failure to establish business relationships, and competitive disadvantages as against larger and more established companies.

Even if we are able to develop our drug product candidates, we may not be able to receive regulatory approval, or if approved, we may not be able to generate significant revenues or successfully commercialize our products, which will adversely affect our financial results and financial condition and we will have to delay or terminate some or all of our research product development programs.

All of our drug product candidates are theoretical and will require extensive additional research and development, including non-clinical testing and clinical trials, as well as regulatory approvals, before we can market them. We cannot predict if or when any of the drug product candidates we intend to develop will be approved for marketing. There are many reasons that we may fail in our efforts to develop our drug product candidates. These include:

•	the possibility that non-clinical testing or clinical trials may show that our drug product candidates are ineffective and/or cause harmful side effects;

•	our drug product candidates may prove to be too expensive to manufacture or administer to patients;

•	our drug product candidates may fail to receive necessary regulatory approvals from the United States Food and Drug Administration or foreign regulatory authorities in a timely manner, or at all (for the sake of clarity and conciseness, we will refer to the United States Food and Drug Administration as the FDA for the balance of this Registration Statement);

•	our drug product candidates, if approved, may not be produced in commercial quantities or at reasonable costs;

•	the drug product candidates, once approved, may not achieve commercial acceptance;

•	regulatory or governmental authorities may apply restrictions to our drug product candidates, which could adversely affect their commercial success; and

•	the proprietary rights of other parties may prevent us or our potential collaborative partners from marketing our drug product candidates.

If we fail to develop our drug product candidates, our financial results and financial condition will be adversely affected, we will have to delay or terminate some or all of our research product development programs and may be forced to cease operations.

If we are limited in our ability to utilize acquired or licensed technologies, we may be unable to develop, out-license, market and sell our products, which could cause delayed new product introductions, and/or adversely affect our reputation, any of which could have a material adverse effect on our business, prospects, financial condition, and operating results.

We have acquired certain proprietary technology and plan to further license various patents and proprietary technologies owned by third parties. These agreements are critical to our product development programs. These agreements may be terminated, and all rights to the technology and products will be lost, if we fail to perform our obligations under these agreements and licenses in accordance with their terms including, but not limited to, our ability to make all payments due under such agreements. Our inability to continue to maintain these technologies could materially adversely affect our business, prospects, financial condition, and operating results. In addition, our business strategy depends on the successful development of these licensed and acquired technologies into commercial products, and, therefore, any limitations on our ability to utilize these technologies may impair our ability to develop, out-license, market and sell our products, delay new product introductions, and/or adversely affect our reputation, any of which could have a material adverse effect on our business, prospects, financial condition, and operating results.

If we fail to compete successfully with respect to acquisitions, joint venture and other collaboration opportunities, we may be limited in our ability to develop new products and to expand our product pipeline.

Our competitors compete with us to attract established biotechnology and pharmaceutical companies or organizations for acquisitions, joint ventures, licensing arrangements or other collaborations. Collaborations include licensing proprietary technology from, and other relationships with, academic research institutions. If our competitors successfully enter into partnering arrangements or license agreements with academic research institutions, we will then be precluded from pursuing those specific opportunities. Since each of these opportunities is unique, we may not be able to find a substitute. Other companies have already begun many drug development programs, which may target diseases that we are also targeting, and have already entered into partnering and licensing arrangements with academic research institutions, reducing the pool of available opportunities.

Universities and public and private research institutions also compete with us. While these organizations primarily have educational or basic research objectives, they may develop proprietary technology and acquire patents that we may need for the development of our drug product candidates. We will attempt to license this proprietary technology, if available. These licenses may not be available to us on acceptable terms, if at all. If we are unable to compete successfully with respect to acquisitions, joint venture and other collaboration opportunities, we may be limited in our ability to develop new products and to develop and expand our product pipeline.

If we do not achieve our projected development goals in the time frames we announce and expect, the credibility of our management and our technology may be adversely affected and, as a result, our stock price may decline.

For planning purposes, we estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, we may publicly announce the expected timing of some of these milestones. All of these milestones will be based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in many cases for reasons beyond our control. If we do not meet these milestones as publicly announced, our stockholders may lose confidence in our ability to meet these milestones and, as a result, our stock price may decline.

Our product development programs will require substantial additional future funding which could impact our operational and financial condition

It will take several years before we are able to develop marketable drug product candidates, if at all. Our product development programs will require substantial additional capital to successfully complete them, arising from costs to:

•	conduct research, non-clinical testing and human studies;

•	establish pilot scale and commercial scale manufacturing processes and facilities; and

•	establish and develop quality control, regulatory, marketing, sales, finance and administrative capabilities to support these programs.

Our future operating and capital needs will depend on many factors, including:

•	the pace of scientific progress in our research and development programs and the magnitude of these programs;

•	the scope and results of non-clinical testing and human studies;

•	the time and costs involved in obtaining regulatory approvals;

•	the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	competing technological and market developments;

•	our ability to establish additional collaborations;

•	changes in our existing collaborations;

•	the cost of manufacturing scale-up; and

•	the effectiveness of our commercialization activities.

We base our outlook regarding the need for funds on many uncertain variables. Such uncertainties include the success of our research initiatives, regulatory approvals, the timing of events outside our direct control such as negotiations with potential strategic partners and other factors. Any of these uncertain events can significantly change our cash requirements as they determine such one-time events as the receipt or payment of major milestones and other payments.

Additional funds will be required to support our operations and if we are unable to obtain them on favorable terms, we may be required to cease or reduce further development or commercialization of our drug product programs, to sell some or all of our technology or assets, to merge with another entity or cease operations.

If we fail to demonstrate efficacy in our non-clinical studies and clinical trials our future business prospects, financial condition and operating results will be materially adversely affected.

The success of our development and commercialization efforts will be greatly dependent upon our ability to demonstrate drug product candidate efficacy in non-clinical studies, as well as in clinical trials. Non-clinical studies involve testing drug product candidates in appropriate non-human disease models to demonstrate efficacy and safety. Regulatory agencies evaluate these data carefully before they will approve clinical testing in humans. If certain non-clinical data reveals potential safety issues or the results are inconsistent with an expectation of the drug product candidate’s efficacy in humans, the regulatory agencies may require additional more rigorous testing, before allowing human clinical trials. This additional testing will increase program expenses and extend timelines. We may decide to suspend further testing on our drug product candidates or technologies if, in the judgment of our management and advisors, the non-clinical test results do not support further development.

Moreover, success in non-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and non-clinical testing. The clinical trial process may fail to demonstrate that our drug product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a drug candidate and may delay development of other drug product candidates. Any delay in, or termination of, our non-clinical testing or clinical trials will delay the filing of our investigational new drug application and new drug application with the FDA and, ultimately, our ability to commercialize our drug product candidates and generate product revenues. In addition, our clinical trials will involve small patient populations. Because of the small sample size, the results of these early clinical trials may not be indicative of future results. See page 36 for further discussion about government regulations of the biotechnology industry.

Following successful non-clinical testing, drug product candidates will need to be tested in a clinical development program to provide data on safety and efficacy prior to becoming eligible for product approval and licensure by regulatory agencies. From the first human trial through product approval can take many years and 10-12 years is not unusual.

If any of our future clinical development drug product candidates become the subject of problems, including those related to, among others:

•	efficacy or safety concerns with the drug product candidates, even if not justified;

•	unexpected side-effects;

•	regulatory proceedings subjecting the drug product candidates to potential recall;

•	publicity affecting doctor prescription or patient use of the drug product candidates;

•	pressure from competitive products; or

•	introduction of more effective treatments;

our ability to sustain our development programs will become critically compromised. For example, efficacy or safety concerns may arise, whether or not justified, that could lead to the suspension or termination of our clinical programs.

Each clinical phase is designed to test attributes of the drug and problems that might result in the termination of the entire clinical plan can be revealed at any time throughout the overall clinical program. The failure to demonstrate efficacy in our clinical trials would have a material adverse effect on our future business prospects, financial condition and operating results.

If we do not obtain the support of key scientific collaborators, it may be difficult to establish products using our technologies as a standard of care for various indications, which may limit our revenue growth and profitability and could have a material adverse effect on our business, prospects, financial condition and operating results.

We will need to establish relationships with leading scientists and research institutions. We believe that such relationships are pivotal to establishing products using our technologies as a standard of care for various indications. We have not yet established a Scientific Advisory Board. Additionally, although in discussion, there is no assurance that our current research partners will continue to work with us or that we will be able to attract additional research partners. If we are not able to establish scientific relationships to assist in our research and development, we may not be able to successfully develop our drug product candidates.

Our future success depends, in part, on the continued service of our management team.

Our success is dependent in part upon the availability of our senior executive officers, including our Chief Executive Officer, Dr. Starr, our Chief Scientific Officer, Dr. Zankel, and our Chief Financial Officer, Kim Tsuchimoto. The loss or unavailability to us of any of these individuals or key research, and development personnel, and particularly if lost to competitors, would have a material adverse effect on our business, prospects, financial condition, and operating results. We have no key-man insurance on any of our employees.

We may not be able to market or generate sales of our products to the extent anticipated.

Assuming that we are successful in developing our drug product candidates and receive regulatory clearances to market our products, our ability to successfully penetrate the market and generate sales of those products may be limited by a number of factors, including the following:

•	Certain of our competitors in the field have already received regulatory approvals for and have begun marketing similar products in the United States, the European Union, Japan and other territories, which may result in greater physician awareness of their products as compared to ours.

•	Information from our competitors or the academic community indicating that current products or new products are more effective than our future products could, if and when it is generated, impede our market penetration or decrease our future market share.

•	Physicians may be reluctant to switch from existing treatment methods, including traditional therapy agents, to our future products.

•	The price for our future products, as well as pricing decisions by our competitors, may have an effect on our revenues.

•	Our future revenues may diminish if third-party payers, including private health coverage insurers and health maintenance organizations, do not provide adequate coverage or reimbursement for our future products.

There are many difficult challenges associated with developing proteins that can be used to transport therapeutics across the blood-brain barrier.

Our receptor-associated protein technology has a potential clinical use as a drug transporter through the blood-brain barrier. However, we do not know that our technology will work or work safely. Many groups and companies have attempted to solve the critical medical challenge of developing an efficient method of transporting therapeutic proteins from the blood stream into the brain. Unfortunately, these efforts to date have met with little success due in part to our lack of adequate understanding of the biology of the blood-brain barrier and to the enormous scientific complexity of the transport process itself.

In the research and development of our receptor-associated protein technology, we will certainly face many of the same issues that have caused these earlier attempts to fail. It is possible that:

•	we will not be able to produce enough receptor-associated protein drug product candidates for testing;

•	the pharmacokinetics, or where the drug distributes in the body, of our receptor-associated protein drug product candidates will preclude sufficient binding to the targeted receptors on the blood-brain barrier;

•	the targeted receptors are not transported across the blood-brain barrier;

•	other features of the barrier apart from the cells block access molecules to brain tissue after transport across the cells;

•	the targeted receptors are expressed on the blood-brain barrier at densities insufficient to allow adequate transport of our receptor-associated protein drug product candidates into the brain;

•	targeting of the selected receptors induces deleterious side-effects which prevent their use as drugs, or

•	that our receptor-associated protein drug product candidates themselves cause unacceptable side-effects.

Any of these conditions may preclude the use of receptor-associated proteins or receptor-associated protein fusion compounds for treating the brain.

If our competitors succeed in developing products and technologies that are more effective than our own, or if scientific developments change our understanding of the potential scope and utility of our drug product candidates, then our technologies and future drug product candidates may be rendered less competitive.

We face significant competition from industry participants that are pursuing similar technologies that we are pursuing and are developing pharmaceutical products that are competitive with our drug product candidates. Nearly all of our industry competitors have greater capital resources, larger overall research and development staffs and facilities, and a longer history in drug discovery and development, obtaining regulatory approval and pharmaceutical product manufacturing and marketing than we do. With these additional resources, our competitors may be able to respond to the rapid and significant technological changes in the biotechnology and pharmaceutical industries faster than we can. Our future success will depend in large part on our ability to maintain a competitive position with respect to these technologies. Rapid technological development, as well as new scientific developments, may result in our compounds, drug product candidates or processes becoming obsolete before we can recover any of the expenses incurred to develop them. For example, changes in our understanding of the appropriate population of patients who should be treated with a targeted therapy like we are developing may limit the drug’s market potential if it is subsequently demonstrated that only certain subsets of patients should be treated with the targeted therapy.

Our reliance on third parties, such as university laboratories, contract manufacturing organizations and contract or clinical research organizations, may result in delays in completing, or a failure to complete, non-clinical testing or clinical trials if they fail to perform under our agreements with them.

In the course of product development, we may engage university laboratories, other biotechnology companies or contract or clinical manufacturing organizations to manufacture drug material for us to be used in non-clinical and clinical testing and contract research organizations to conduct and manage non-clinical and clinical studies. If we engage these organizations to help us with our non-clinical and clinical programs, many important aspects of this process have been and will be out of our direct control. If any of these organizations we may engage in the future fail to perform their obligations under our agreements with them or fail to perform non-clinical testing and/or clinical trials in a satisfactory manner, we may face delays in completing our clinical trials, as well as commercialization of any of our drug product candidates. Furthermore, any loss or delay in obtaining contracts with such entities may also delay the completion of our clinical trials, regulatory filings and the potential market approval of our drug product candidates.

The use of any of our drug product candidates in clinical trials may expose us to liability claims.

The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of our drug product candidates. We currently do not have any drug product candidates in clinical trials, however, when any of our drug product candidates enter into clinical trials or become marketed products they could potentially harm people or allegedly harm people and we may be subject to costly and damaging product liability claims. Some of the patients who participate in clinical trials are already critically ill when they enter a trial. The waivers we obtain may not be enforceable and may not protect us from liability or the costs of product liability litigation. Although we intend to obtain product liability insurance that we believe is adequate, we are subject to the risk that our insurance will not be sufficient to cover claims.

If we are unable to protect our proprietary technology, we may not be able to compete as effectively.

Where appropriate, we seek patent protection for certain aspects of our technology. Patent protection may not be available for some of the drug product candidates we are developing. If we must spend significant time and money protecting our patents, designing around patents held by others or licensing, potentially for large fees, patents or other proprietary rights held by others, our business and financial prospects may be harmed.

The patent positions of biopharmaceutical products are complex and uncertain.

We own or license patent applications related to certain of our drug product candidates. However, these patent applications do not ensure the protection of our intellectual property for a number of reasons, including the following:

•	We do not know whether our patent applications will result in issued patents. For example, we may not have developed a method for treating a disease before others developed similar methods.

•	Competitors may interfere with our patent process in a variety of ways. Competitors may claim that they invented the claimed invention prior to us. Competitors may also claim that we are infringing on their patents and therefore cannot practice our technology as claimed under our patent, if issued. Competitors may also contest our patents, if issued, by showing the patent examiner that the invention was not original, was not novel or was obvious. In litigation, a competitor could claim that our patents, if issued, are not valid for a number of reasons. If a court agrees, we would lose that patent. As a company, we have no meaningful experience with competitors interfering with our patents or patent applications.

•	Enforcing patents is expensive and may absorb significant time of our management. Management would spend less time and resources on developing drug product candidates, which could increase our operating expenses and delay product programs.

•	Receipt of a patent may not provide much practical protection. If we receive a patent with a narrow scope, then it will be easier for competitors to design products that do not infringe on our patent.

•	In addition, competitors also seek patent protection for their technology. Due to the number of patents in our field of technology, we cannot be certain that we do not infringe on those patents or that we will not infringe on patents granted in the future. If a patent holder believes our drug product candidate infringes on their patent, the patent holder may sue us even if we have received patent protection for our technology. If someone else claims we infringe on their technology, we would face a number of issues, including the following:

•	Defending a lawsuit takes significant time and can be very expensive.

•	If the court decides that our drug product candidate infringes on the competitor’s patent, we may have to pay substantial damages for past infringement.

•	The court may prohibit us from selling or licensing the drug product candidate unless the patent holder licenses the patent to us. The patent holder is not required to grant us a license. If a license is available, we may have to pay substantial royalties or grant cross licenses to our patents.

•	Redesigning our drug product candidates so it does not infringe may not be possible or could require substantial funds and time.

It is also unclear whether our trade secrets are adequately protected. While we use reasonable efforts to protect our trade secrets, our employees or consultants may unintentionally or willfully disclose our information to competitors. Enforcing a claim that someone else illegally obtained and is using our trade secrets, like patent litigation, is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Our competitors may independently develop equivalent knowledge, methods and know-how.

We may also support and collaborate in research conducted by government organizations, hospitals, universities or other educational institutions. These research partners may be unwilling to grant us any exclusive rights to technology or products derived from these collaborations prior to entering into the relationship.

If we do not obtain required licenses or rights, we could encounter delays in our product development efforts while we attempt to design around other patents or even be prohibited from developing, manufacturing or selling drug product candidates requiring these licenses. There is also a risk that disputes may arise as to the rights to technology or drug product candidates developed in collaboration with other parties.

Our executive offices and laboratory facility is located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could cause damage to our facility and equipment, or that of our third-party manufacturers or single-source suppliers, which could materially impair our ability to continue our product development programs.

Our executive offices and laboratory facility are located in the San Francisco Bay Area near known earthquake fault zones and is vulnerable to significant damage from earthquakes. We and the third-party manufacturers with whom we contract and our single-source suppliers of raw materials are also vulnerable to damage from other types of disasters, including fires, floods, power loss and similar events. If any disaster were to occur, our ability to continue our product development programs, could be seriously, or potentially completely impaired. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

We will incur increased costs as a result of recently enacted and proposed changes in laws and regulations.

We face burdens relating to the recent trend toward stricter corporate governance and financial reporting standards. New legislation or regulations such as Section 404 of the Sarbanes-Oxley Act of 2002 follow the trend of imposing stricter corporate governance and financial reporting standards have led to an increase in our costs of compliance including increases in consulting, auditing and legal fees. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. A failure to comply with these new laws and regulations may impact market perception of our financial condition and could materially harm our business. Additionally, it is unclear what additional laws or regulations may develop, and we cannot predict the ultimate impact of any future changes in law.

RISKS RELATED TO OUR COMMON STOCK

There is no active trading market for our common stock and if a market for our common stock does not develop, our investors will be unable to sell their shares.

There is currently no active trading market for our common stock and such a market may not develop or be sustained. Shares of our common stock are eligible for quotation on the National Association of Securities Dealers Inc.’s Over-the-Counter Bulletin Board but there has been very limited trading of our common stock. For the sake of clarity and conciseness, we will refer to the National Association of Securities Dealers Inc. as the NASD, and to the Over-the-Counter Bulletin Board as the OTC Bulletin Board for the balance of this Registration Statement. We cannot provide our investors with any assurance that a public market will materialize. Further, the OTC Bulletin Board is not a listing service or exchange, but is instead a dealer quotation service for subscribing members. If our common stock is not quoted on the OTC Bulletin Board or if a public market for our common stock does not develop, then investors may not be able to resell the shares of our common stock that they have purchased and may lose all of their investment. If we establish a trading market for our common stock, the market price of our common stock may be significantly affected by factors such as actual or anticipated fluctuations in our operating results, our ability or perceived ability to reach corporate milestones, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the shares of developmental stage companies. As we are a development stage company such fluctuations may negatively affect the market price of our common stock.

Because we do not intend to pay any dividends on our common stock, investors seeking dividend income or liquidity should not purchase shares of our common stock.

We have not declared or paid any dividends on our common stock since our inception, and we do not anticipate paying any such dividends for the foreseeable future. Investors seeking dividend income or liquidity should not invest in our common stock.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC’s penny stock regulations and the NASD’s sales practice requirements, which may limit a stockholder’s ability to buy and sell our stock.

Our stock is a penny stock. The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

In addition to the “penny stock” rules promulgated by the SEC, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Our stock price may be volatile, and an investment in our stock could suffer a decline in value.

The market price of our common stock will fluctuate due to factors including:

•	progress of our drug product candidates through the regulatory process;

•	results of non-clinical studies and clinical trials;

•	announcements of technological innovations or new products by us or our competitors;

•	government regulatory action affecting our drug product candidates or our competitors’ drug products in both the United States and foreign countries;

•	developments or disputes concerning patent or proprietary rights;

•	general market conditions and fluctuations for the emerging growth biotechnology and pharmaceutical market sectors;

•	economic conditions and broad market fluctuations in the United States or abroad; and

•	actual or anticipated fluctuations in our operating results.

Please read this prospectus carefully. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information provided by the prospectus is accurate as of any date other than the date on the front of this prospectus.

Anti-takeover provisions under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.

We are incorporated in Delaware. Certain anti-takeover provisions of Delaware law as currently in effect may make a change in control of our company more difficult, even if a change in control would be beneficial to the stockholders. Additionally, our board of directors has the authority to issue shares of preferred stock which is currently authorized but not issued or outstanding and to determine the terms of those shares of stock without any further action by our stockholders. The rights of holders of our common stock are subject to the rights of the holders of any preferred stock that may be issued. The issuance of preferred stock could make it more difficult for a third-party to acquire a majority of our outstanding voting stock. Delaware law also prohibits corporations from engaging in a business combination with any holders of 15% or more of their capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors may use these provisions to prevent changes in the management and control of our company. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements which relate to future events or our future financial performance including, but not limited to, the following: statement relating to our ability to raise sufficient capital to finance our planned operations, our ability to develop viable drug product candidates, our ability to obtain positive non-clinical trial results, our ability to receive necessary marketing clearance approvals from the FDA, successful clinical trials of our drug product candidates, our ability to successfully commercialize our drug product candidates, market acceptance of our drug product candidates, our ability to successfully compete in the marketplace, our 12 month plan of operations and our estimated 12 and 20 month expenditures. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” on pages 6 to 15, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to the offering made in this prospectus.

SECURITIES AND EXCHANGE COMMISSION’S PUBLIC REFERENCE

Any member of the public may read and copy any materials filed by us with the Securities and Exchange

Commission (for the sake of clarity and conciseness, we will refer to the Securities and Exchange Commission as the SEC for the balance of this Registration Statement.) at the SEC’s Public Reference Room at 100 F Street N.E.,

Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

THE OFFERING

This prospectus relates to the resale by certain selling stockholders of Raptor Pharmaceuticals Corp. of up to 18,266,666 shares of our common stock in connection with the resale of:

•	up to 8,333,333 shares of our common stock, representing those shares of our common stock that were sold to certain selling stockholders pursuant to the Private Placement Subscription Agreements entered into between the selling stockholders and our company dated May 25, 2006 – see “Description of the Agreements with Certain Selling Stockholders in the May 25, 2006 Private Placement”;

•	up to 8,333,333 shares of our common stock, representing those shares of our common stock that are issuable to certain stockholders upon exercise of warrants issued in connection with the Private Placement Subscription Agreements entered into between the selling stockholders and our company dated May 25, 2006 - see “Description of the Agreements with Certain Selling Stockholders in the May 25, 2006 Private Placement”;

•	up to 800,000 shares of our common stock, representing those shares of our common stock that were issued to a selling stockholder as consideration for services provided as a placement agent - see “Description of the Agreements with Certain Selling Stockholders in the May 25, 2006 Private Placement”; and

•	up to 800,000 shares of our common stock, representing those shares of our common stock that are issuable to a selling stockholder upon exercise of warrants issued as consideration for services provided as a placement agent - see “Description of the Agreements with Certain Selling Stockholders in the May 25, 2006 Private Placement.”

The selling stockholders may sell the shares of common stock being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices. We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders.

USE OF PROCEEDS

The shares of common stock offered by this prospectus are being registered for the account of the selling stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the selling stockholders and we will not receive any proceeds from the resale of the common stock by the selling stockholders. We may, however, receive proceeds upon exercise of the warrants to purchase shares of our common stock, if they are ever exercised, and these proceeds will be used for general working capital purposes. We will incur all costs associated with this Registration Statement and prospectus.

DETERMINATION OF OFFERING PRICE

This prospectus covers the resale by the selling stockholders named in this prospectus of up to 18,266,666 shares of our common stock. The selling stockholder may offer to sell the shares of our common stock being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices.

DIVIDEND POLICY

We have not declared or paid any cash dividends since inception. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future. Although there are no restrictions that limit our ability to pay dividends on our common stock, we intend to retain future earnings for use in our operations and the expansion of our business.

SELLING STOCKHOLDERS

The selling stockholders may offer and sell, from time to time, any or all of the common stock issued. Because the selling stockholders may offer all or only some portion of the 18,266,666 shares of common stock to be registered, no estimate can be given as to the amount or percentage of these shares of common stock that will be held by the selling stockholders upon termination of the offering.

The following table sets forth certain information regarding the beneficial ownership of shares of common stock by the selling stockholders as of June 19, 2006, and the number of shares of common stock covered by this prospectus.

Other than the relationships described below, none of the selling stockholders had or have any material relationship with us. None of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer to our knowledge.

Name of Selling Stockholder and Position, Office or Material Relationship with Raptor Pharmaceuticals Corp.	Common Shares owned by the Selling Stockholder(2)	Total Shares to be Registered Pursuant to this Offering	Number of Shares Owned by Selling Stockholder After Offering and Percent of Total Issued and Outstanding(1)
			# of Shares	% of Class
Robert Janak	170,000	170,000	0	0
Capella Investments Inc.	1,666,666	1,666,666	0	0
Bank Sal. Oppenheim Jr. & Cie. (Switzerland) Ltd.	2,200,000	2,200,000	0	0
Robert J.S. Burton	20,000	20,000	0	0
Falcon Corporate Investments Ltd.	600,000	600,000	0	0
Finter Bank Zurich	3,200,000	3,200,000	0	0
Schroder & Co Bank AG	1,400,000	1,400,000	0	0
Aran Asset Management SA	333,332	333,332	0	0
Clive Ronald Needham	20,000	20,000	0	0
Yvonne New	100,000	100,000	0	0
Alex Bolongaro	180,000	180,000	0	0
Mary-Ellen Meyers	100,000	100,000	0	0
Peggy Yu	20,000	20,000	0	0
C. Channing Buckland	200,000	200,000	0	0
Rolf Tevely	300,000	300,000	0	0
Robert Lim	300,000	300,000	0	0
Jeana Traviss	80,000	80,000	0	0
Brett Holdings Ltd.	200,000	200,000	0	0
Shery Wittenberg	233,332	233,332	0	0
Gary D. Curson	416,668	416,668	0	0
Nitro-Gen Pty Ltd.	416,668	416,668	0	0
Sam Belzberg	560,000	560,000	0	0
Quotidian No. 2 Pty Limited	666,666	666,666	0	0
Banque SCS Alliance SA	200,000	200,000	0	0
VC Group Investments	1,100,000	1,100,000	0	0
Rosalie Holdings, Inc.	150,000	150,000	0	0
Beacon Ventures, Inc.	200,000	200,000	0	0
Mapledown Limited	500,000	500,000	0	0
La Hougue Financial Management Services Limited	133,334	133,334	0	0
Scooter Holdings	200,000	200,000	0	0
Erwin Speckert	800,000	800,000	0	0
Beruska Capital Inc. (3)	1,600,000	1,600,000	0	0
	18,266,666	18,266,666	0	0

(1)	Assumes all of the shares of common stock offered are sold. Based on 29,633,333 shares of common stock issued and outstanding on June 19, 2006.

(2)	Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible preferred stock currently exercisable or convertible, or exercisable or convertible within sixty (60) days, are counted as outstanding for computing the percentage of the person holding such options or warrants but are not counted as outstanding for computing the percentage of any other person. For each selling stockholder, half of the number in this column represents shares of common stock purchased in the May 25, 2006 Private Placement and the other half represents shares of common stock issuable upon exercise of warrants, which are exercisable within sixty (60) days.

(3)	Mr. Brook Riggins exercises discretion over investment decisions for Beruska Capital Inc. Beruska Capital Inc. has acted as a placement agent for our May 25, 2006 Private Placement.

We may require the selling stockholder to suspend the sales of the securities offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related Registration Statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in those documents not misleading.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell all or a portion of the shares of common stock on any market upon which the common stock may be quoted (currently the NASD OTC Bulletin Board), in privately negotiated transactions or otherwise. Such sales may be at fixed prices prevailing at the time of sale, at prices related to the market prices or at negotiated prices. The shares of common stock being offered for resale by this prospectus may be sold by the selling stockholders by one or more of the following methods, without limitation:

(a)	block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b)	purchases by broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

(c)	an exchange distribution in accordance with the rules of the exchange;

(d)	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

(e)	privately negotiated transactions;

(f)	market sales (both long and short to the extent permitted under the federal securities laws);

(g)	at the market to or through market makers or into an existing market for the shares;

(h)	through transactions in options, swaps or other derivatives (whether exchange listed or otherwise);

(i)	a combination of any aforementioned methods of sale; and

(j)	any other method permitted pursuant to applicable law.

In the event of the transfer by any selling stockholder of his or her shares to any pledgee, donee or other transferee, we will amend this prospectus and the Registration Statement of which this prospectus forms a part by the filing of a post-effective amendment in order to have the pledgee, donee or other transferee in place of the selling stockholder who has transferred his or her shares.

In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling stockholders or, if any of the broker-dealers act as an agent for the purchaser of such shares, from the purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of the shares of common stock at a stipulated price per share. Such an agreement may also require the broker-dealer to purchase as principal any unsold shares of common stock at the price required to fulfil the broker-dealer commitment to the selling stockholders if such broker-dealer is unable to sell the shares on behalf of the selling stockholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell the shares of common stock from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above. Such sales by a broker-dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such resales, the broker-dealer may pay to or receive from the purchasers of the shares, commissions as described above.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Any sales of shares may be effected through the OTC Bulletin Board, in private transactions or otherwise, and the shares may be sold at market price prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. From time to time, the selling stockholders may pledge their shares of common stock pursuant to the margin provisions of their customer agreements with their brokers. Upon a default by a selling stockholder, the broker may offer and sell the pledged shares of common stock from time to time. Upon a sale of the shares of common stock, the selling stockholders intend to comply with the prospectus delivery requirements, under the Securities Act, by delivering a prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act which may be required in the event any selling stockholder defaults under any customer agreement with brokers.

To the extent required under the Securities Act, a post effective amendment to this Registration Statement will be filed, disclosing the name of any broker-dealers, the number of shares of common stock involved, the price at which the common stock is to be sold, the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and other facts material to the transaction.

We and the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as the selling stockholders are distribution participants and we, under certain circumstances, may be a distribution participant, under Regulation M.

The anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 will apply to purchases and sales of shares of common stock by the selling stockholders, and there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, a selling stockholder or its agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while they are distributing shares covered by this prospectus. Accordingly, the selling stockholder is not permitted to cover short sales by purchasing shares while the distribution it taking place. We will advise the selling stockholders that if a particular offer of common stock is to be made on terms materially different from the information set forth in this Plan of Distribution, then a post-effective amendment to the accompanying Registration Statement must be filed with the SEC. All of the foregoing may affect the marketability of the common stock.

All expenses of the Registration Statement including, but not limited to, legal, accounting, printing and mailing fees are and will be borne by us. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the shares of common stock will be borne by the selling stockholders, the purchasers participating in such transaction, or both.

Any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

Rule 144, as currently in effect, allows a person who has beneficially owned shares of a company’s common stock for at least one year to sell within any three month period a number of shares that does not exceed the greater of:

(1)	1% of the number of shares of the subject company’s common stock then outstanding which, in our case, will equal approximately 296,333 shares as of the date of this prospectus; or

(2)	the average weekly trading volume of the subject company’s common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the subject company.

Under Rule 144(k), a person who is not one of the subject company’s affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. All shares owned by affiliates will continue to be subject to the resale limitations imposed by Rule 144 for so long as the stockholder remains an affiliate of our company. Three months after such persons cease to be affiliates of our company, sales may be made after the two year period from the issue date without 144 limitations under Rule 144(k).

DESCRIPTION OF THE AGREEMENTS WITH CERTAIN SELLING STOCKHOLDERS IN THE MAY 25, 2006 PRIVATE PLACEMENT

On May 25, 2006, we completed a private placement offering with a group of investors who subscribed for units of our securities pursuant to the Private Placement Subscription Agreement dated for reference on May 25, 2006. We are registering the shares offered in this prospectus to satisfy our obligations to certain selling stockholders of our common stock who participated in this May 25, 2006 Private Placement.

Under the Private Placement Subscription Agreement dated as of May 25, 2006, between our company and those selling stockholders who participated in the May 25, 2006 Private Placement, the selling stockholders collectively purchased 8,333,333 units of our securities at the price of $0.60 per unit, with each unit comprising one share of our common stock and one common stock purchase warrant with an exercise price of $0.60 per share for a period of 18 months.

Pursuant to the Registration Rights Agreement executed and delivered at the same time, we are obligated to use our best efforts to register under the Securities Act the shares of our common stock held by the selling stockholders who purchased our common stock under the Private Placement Subscription Agreement dated for reference on May 25, 2006, including those shares of our common stock issuable upon exercise of the warrants. We are obligated to file a Registration Statement to register such shares of common stock within 30 days of our filing with the SEC of a current report on Form 8-K following completion of our purchase of Raptor Pharmaceutical Inc., if by that date we have not received any comments on the Form 8-K from the SEC; or if we received any comments on the Form 8-K from the SEC within 30 days of filing of the Form 8-K, then we must file a Registration Statement to register the shares of our common stock within 30 days of our receiving notice from the SEC that we have cleared our responses to any SEC comment to the Form 8-K. If we fail to file a Registration Statement to register the shares of common stock within the time period prescribed in the Registration Rights Agreement, we will have to pay a liquidated damage equal to $250,000, payable in units, to the selling stockholders.

We are also obligated to use our best efforts to keep the Registration Statement of which this prospectus forms a part effective until the earliest of (a) two years from the date of the final exercise of all of the warrants, (b) the date on which the holders may sell without restriction all shares registered on their behalf under this prospectus under Rule 144 promulgated under the Securities Act, or (c) the date on which such holders no longer own any of those shares of our common stock or any of those warrants.

We also committed to register the 800,000 units of our securities issued to a selling stockholder as consideration for its services to our company as the placement agent for the May 25, 2006 Private Placement. Each of the 800,000 units of such securities comprises of one share of our common stock and one common stock purchase warrant with an exercise price of $0.60 per share for a period of 18 months.

Reference is made to the Private Placement Subscription Agreement, the form of warrants and the Registration Rights Agreement that are filed as exhibits to the Registration Statement for more complete descriptions of the complex provisions that are summarized under this caption.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Nevada Agency & Trust Company, 50 West Liberty Street, Suite 880, Reno, NV 89501. Telephone: (775) 322-0626.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

All directors of our company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors and executive officers, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed (1)
Christopher M. Starr, Ph.D.	Chief Executive Officer and Director	53	May 25, 2006
Raymond W. Anderson	Director	63	May 25, 2006
Erich Sager	Director	48	May 25, 2006
Todd C. Zankel, Ph.D.	Chief Scientific Officer	42	May 25, 2006
Kim R. Tsuchimoto, C.P.A.	Chief Financial Officer, Treasurer and Secretary	43	May 25, 2006

(1) May 25, 2006 represents the date of our acquisition of Raptor Pharmaceutical Inc., which is now our wholly owned subsidiary.

Business Experience

The following is a brief account of the education and business experience of each director and executive officer during at least the past five years, indicating each person’s business experience, principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

Christopher M. Starr, Ph.D.

Dr. Starr is a co-founder, Chief Executive Officer and director of our wholly owned subsidiary, Raptor

Pharmaceutical Inc., since its inception in 2006. Dr. Starr has served as our Chief Executive Officer and director since May 25, 2006. Dr. Starr co-founded BioMarin Pharmaceutical Inc. in 1997 where he last served as Senior Vice President and Chief Scientific Officer. As Senior Vice President at BioMarin Pharmaceutical Inc., Dr. Starr was responsible for managing a Scientific Operations team of 181 research, process development, manufacturing and quality personnel through the successful development of commercial manufacturing processes for its enzyme replacement products, and supervised the cGMP design, construction and licensing of a manufacturing facility.

From 1991 to 1998, Dr. Starr supervised research and commercial programs at BioMarin Pharmaceutical Inc.’s predecessor company, Glyko, Inc., where he served as Vice President of Research and Development. At Glyko, Inc., Dr. Starr directed the research and development and commercial operations of the organization. Prior to his tenure at Glyko, Inc., Dr. Starr was a National Research Council Associate at the National Institute of Health studying nuclear membrane transport, cell surface receptor function and protein intracellular trafficking. Dr. Starr earned a B.S. from Syracuse University and a Ph.D. in Biochemistry and Molecular Biology from the State University of New York Health Science Center, in Syracuse, New York.

Dr. Starr provides his services on a full time basis to our company.

Raymond W. Anderson

Mr. Anderson is a director of Raptor Pharmaceutical Inc. since its inception in 2006 and is the

Chief Financial Officer and Vice President, Finance & Administration of Dow Pharmaceutical Inc. Mr. Anderson has served as our director since May 25, 2006. Mr. Anderson has more than 30 years of healthcare industry experience, primarily focused in financial management within the biopharmaceutical sector. Prior to joining Dow in 2003, he was Chief Financial Officer for Transurgical, Inc., a private medical technology company. Prior to that, Mr. Anderson served as Chief Operating Officer and Chief Financial Officer at BioMarin Pharmaceutical Inc. from June 1998 to December 2001. Prior to June 1998, Mr. Anderson has held similar executive-level positions with other biopharmaceutical companies including Syntex, Chiron, Glycomed and Fusion Medical Technologies.

Mr. Anderson holds an M.B.A. from Harvard University; an M.S. in Administration from George Washington University; and a B.S. in Engineering from the United States Military Academy.

Erich Sager

Mr. Sager currently serves as our director since May 25, 2006 and has acted as Chairman of Calltrade Carrier Services AG, a European wholesale phone operator since 2004. From September 1996 until August 2004, Mr. Sager served as the Chairman of LaMont Asset Management SA, a private investment management firm. From April 1994 to August 1996, Mr. Sager served as Senior Vice President, head of Private Banking for Dresdner Bank (Switzerland) Ltd. From September 1991 to March 1994, Mr. Sager served as Vice President, Private Banking-Head German Desk for Deutsche Bank (Switzerland) Ltd. From 1981 to 1989, Mr. Sager held various positions at a number of banks in Switzerland. Mr. Sager served on the BioMarin Pharmaceutical Inc. board of directors from November 1997 to March 2006 and currently serves as a director of Calltrade Carrier Services AG and Zecotek Medical Systems Inc. Mr. Sager received a business degree from the School of Economics and Business

Administration in Zurich, Switzerland.

Todd C. Zankel Ph.D.

Dr. Zankel is a co-founder and Chief Scientific Officer of our wholly owned subsidiary, Raptor Pharmaceutical Inc., since its inception in 2006. Dr. Zankel currently serves as our Chief Scientific Officer since May 25, 2006. From 1997 to 2005, Dr. Zankel served as a Senior Director of Research at BioMarin Pharmaceutical Inc. In this capacity, Dr. Zankel had been responsible for managing a research team of 12 scientists. Dr. Zankel’s research team had developed highly productive manufacturing cell lines for BioMarin’s enzyme replacement drugs and protein drug candidates, utilizing both bacterial and mammalian expression systems. Dr. Zankel’s team also supported the regulatory group at BioMarin Pharmaceutical Inc. by characterizing these cell lines and developing documentation for two biologics license applications with the FDA. Dr. Zankel’s research team has created novel and proprietary drugs and drug delivery technologies using both protein engineering and chemical approaches. Additionally, Dr. Zankel coordinated the activities of the process development and analytical groups for the NeuroTrans program, which was purchased by us and which we are continuing to develop.

Prior to 1997, Dr. Zankel was a fellow for the National Institutes of Health at the Plant Gene Expression Center in Berkeley, California and at the Swiss Institute of Technology in Zurich, Switzerland. Dr. Zankel has been the author of a number of peer-reviewed articles in a variety of scientific areas. Dr. Zankel earned a B.A. from Reed College in Portland, Oregon and a Ph.D. from Columbia University.

Dr. Zankel provides his services on a full time basis to our company.

Kim R. Tsuchimoto, C.P.A.

Ms. Tsuchimoto is the Chief Financial Officer, Treasurer and Secretary of our wholly owned subsidiary, Raptor Pharmaceutical Inc., since its inception in 2006 and currently serves as our Chief Financial Officer, Secretary and Treasurer since May 25, 2006. Prior to this, Ms. Tsuchimoto served Interim Controller at International

Microcomputer Software, Inc., now known as Broadcaster Inc. (OTCBB: BCSR), a software and Internet content company, from October 2005 to March 2006. From June 2005 to August 2005, Ms. Tsuchimoto served as Assistant Vice President, Controller at SpatiaLight Inc. (NASDAQ: HDTV), a high technology company. From February 1997 to June 2005, Ms. Tsuchimoto served at BioMarin Pharmaceutical Inc. and its predecessor company, Glyko, Inc., most recently as Vice President, Treasurer for two years, Vice President, Controller for two years and prior to that, as Controller. Ms. Tsuchimoto was responsible for BioMarin Pharmaceutical Inc.’s and Glyko, Inc.’s SEC and Canadian public company filings, respectively, corporate compliance, corporate governance, cash management and financial reporting. Prior to her employment at BioMarin Pharmaceutical Inc., Ms. Tsuchimoto served as Controller of a marketing consulting firm and an international venture capital firm and worked as a staff accountant in a local public accounting firm. Ms. Tsuchimoto is an inactive licensed California Certified Public Accountant and holds a B.S. in Business Administration with an emphasis in Accounting from San Francisco State University.

Ms. Tsuchimoto provides her services on a full time basis to our company.

Committees of the Board

We do not have a separate audit committee at this time. Our entire board of directors acts as our audit committee. Because of Mr. Anderson’s extensive financial management background, we believe that Mr. Anderson qualifies as an audit committee financial expert. Mr. Anderson is not an employee of our company and we have determined that Mr. Anderson is independent as defined by Rule 4200(a)(14) of the NASD Rules. We intend to form an audit committee, a corporate governance and nominating committee and a compensation committee once our board membership increases. We currently have committee charters in place in anticipation of the formation of such committees.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; or

4.	being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 19, 2006, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated. Unless otherwise noted, the address for each beneficial stockholder is 9 Commercial Blvd., Suite 200, Novato, CA 94949.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)
Christopher M. Starr, Ph.D. Chief Executive Officer and President	3,000,000	10.1%
Todd C. Zankel, Ph.D. Chief Scientific Officer	3,000,000	10.1%
Erich Sager Director	1,000,000	3.4%
Kim R. Tsuchimoto, C.P.A. Chief Financial Officer, Treasurer and Secretary	-	*
Raymond W. Anderson Director	-	*
Total (directors and officers as a group)	7,000,000	23.6%

(1)	Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible preferred stock currently exercisable or convertible, or exercisable or convertible within sixty (60) days, are counted as outstanding for computing the percentage of the person holding such options or warrants but are not counted as outstanding for computing the percentage of any other person.

(2)	Based on 29,633,333 shares outstanding as of June 19, 2006

Changes in Control

We are unaware of any contract, or other arrangement or provision of our Certificate of Incorporation or Bylaws, the operation of which may at a subsequent date result in a change of control of our company.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 100,000,000 shares of common stock with a par value of $0.001 and 10,000,000 shares of preferred stock with a par value of $0.001. As at June 19, 2006, we had 29,633,333 shares of common stock and no shares of preferred stock outstanding. Subject to the preferences and rights of holders of our preferred stock, series of which may be created and the preferences and rights thereof may be fixed by our board of directors from time to time, the holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment to creditors, upon liquidation, dissolution or winding up of the corporation. The common stock is not convertible or redeemable and has no preemptive, subscription or conversion rights. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There are no cumulative voting rights.

Subject to the preferences and rights of holders of our preferred stock, series of which may be created and the preferences and rights thereof may be fixed by our board of directors from time to time, each stockholder is entitled to receive dividends as may be declared by our board of directors out of funds legally available for dividends and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our board of directors is not obligated to declare a dividend. Any future dividends will be subject to the discretion of our board of directors and will depend upon, among other things, future earnings, the operating and financial condition of our company, our capital requirements, general business conditions and other pertinent factors. It is not anticipated that dividends will be paid in the foreseeable future.

Other than as described on page 16 in our Risk Factor labeled “Anti-takeover provisions under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult”, there are no provisions in our Certificate of Incorporation or our Bylaws that would delay, defer or prevent a change in control of our company.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 15, 2006, we engaged a new firm as our independent registered public accounting firm to audit our financial statements. Our board of directors approved the change of independent external auditors to Burr, Pilger & Mayer LLP, an independent registered public accounting firm. Accordingly, Lopez, Blevins, Bork & Associates, LLP, an independent registered public accounting firm , was terminated on June 15, 2006.

During our two most recent fiscal years, and any subsequent interim periods preceding the change in accountants, there were no disagreements with Lopez, Blevins, Bork & Associates, LLP, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope procedure. The report on the financial statements prepared by Lopez, Blevins, Bork & Associates, LLP, for either of the last two years did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. However, Lopez, Blevins, Bork & Associates, LLP included an explanatory paragraph in their report with respect as to our ability to continue as a going concern in their reports on the financial statements for both of the last two fiscal years.

We provided Lopez, Blevins, Bork & Associates, LLP with a copy of this Current Report on Form 8-K prior to its filing with the SEC, and requested that they furnish us with a letter addressed to the SEC stating whether they agree with the statements made in this Current Report on Form 8-K, and if not, stating the aspects with which they do not agree. The letter from Lopez, Blevins, Bork & Associates, LLP, an independent registered public accounting firm, has been filed as Exhibit 16.1 to the Current Report on Form 8-K filed on June 19, 2006.

We have engaged the firm of Burr, Pilger & Mayer LLP, independent registered public accountants, as of June 15, 2006. Burr, Pilger & Mayer LLP was not consulted on any matter relating to accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents, subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

EXPERTS

The financial statements of Raptor Pharmaceutical Inc. included in this Registration Statement have been audited by Burr, Pilger & Mayer LLP, Independent Registered Accounting Firm, to the extent and for the period set forth in their report (which contains an explanatory paragraph regarding our company’s ability to continue as a going concern) appearing elsewhere in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF SEC POSITION OF

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Bylaws and Certificate of Incorporation entitle our directors or executive officers to indemnification to the fullest extent permitted under Section 145 of the Delaware General Corporation Law, as may be amended. Our Bylaws and Certificate of Incorporation also provide that our directors shall not be liable to the company or our stockholders for monetary damages for breach of duty, except (a) for any breach of duty of loyalty to the company or our stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which a director derived an improper personal benefit.

The Delaware General Corporation Law allows a company to indemnify our officers, directors, employees, and agents from any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except under certain circumstances. Indemnification may only occur if a determination has been made that the officer, director, employee, or agent acted in good faith and in a manner, which such person believed to be in the best interests of the Registrant. A determination may be made by the stockholders; by a majority of the directors who were not parties to the action, suit, or proceeding confirmed by opinion of independent legal counsel; or by opinion of independent legal counsel in the event a quorum of directors who were not a party to such action, suit, or proceeding does not exist.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company under Delaware law or otherwise, our company has been advised that the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

DESCRIPTION OF BUSINESS

Corporate Overview and History

Our company was incorporated in the State of Nevada on April 1, 2002 under the name “Highland Clan Creations Corp.” We incorporated a wholly-owned subsidiary called Bodysentials Health & Beauty Inc. on April 27, 2004 and began our previous business of producing and selling a nutritional beverage for youth in the form of an orange drink and a milk shake. We ran out of substantially all of our funds shortly after the six month period ended February 28, 2006 and were unable to secure additional financing to support and continue our nutritional beverage business. To better protect our stockholder interests and provide future appreciation, our management has conducted an in-depth analysis of our business and decided to pursue an opportunity in the biotechnology industry.

On March 9, 2006, we entered into a Share Purchase Agreement with Dr. Starr, Erich Sager, Dr. Zankel and Falcon Corporate Investments Ltd. for the purchase by our company of all of the issued and outstanding shares of Raptor Pharmaceutical Inc.

On May 2, 2006, our Board of Directors unanimously approved the disposition of our wholly-owned subsidiary, Bodysentials Health & Beauty Inc., which has carried on all or substantially all of our business up to May 2, 2006, to Universal Financial Consulting Inc. in satisfaction of the loan and interest amount due to Universal Financial Consulting Inc. pursuant to a Convertible Loan Agreement dated May 20, 2005. We thereafter received the consent of stockholders holding a majority of the outstanding shares of our common stock and completed the disposition on June 9, 2006.

On May 15, 2006, our Board of Directors unanimously approved to change the state of incorporation of our company from Nevada to Delaware by merging our company into a wholly owned subsidiary of our company that is incorporated under the laws of Delaware. We thereafter received the consent of stockholders holding a majority of the outstanding shares of our common stock and completed the agreement and plan of merger between our company and our wholly owned Delaware subsidiary on June 9, 2006. As a result, our company was reincorporated from the State of Nevada to the State of Delaware and the name of our company was changed to “Raptor Pharmaceuticals Corp.”

On May 25, 2006, we completed the Share Purchase Agreement we entered into on March 9, 2006 with Dr. Starr, Erich Sager, Dr. Zankel and Falcon Corporate Investments Ltd. and acquired all of the issued and outstanding shares of Raptor Pharmaceutical Inc.

Prior to our name change and reincorporation, we were known as Highland Clan Creations Corp., an inactive public shell company, which acquired Raptor Pharmaceutical Inc., effective May 25, 2006.

Under United States generally accepted accounting principles, the acquisition of Raptor Pharmaceutical Inc., which was a stock for stock exchange, is considered to be a capital transaction in substance, rather than a business combination. That is, the stock for stock exchange is equivalent to the issuance of stock by Raptor Pharmaceutical Inc. for the net monetary assets of Highland Clan Creations Corp., accompanied by a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the stock for stock exchange will be identical to that resulting from a reverse acquisition, except that no goodwill will be recorded. Under the reverse takeover accounting rules, the post-reverse acquisition comparative historical financial statements of the legal acquirer, which is Highland Clan Creations Corp., are those of the legal acquiree, which is Raptor Pharmaceutical Inc. and is considered to be the accounting acquirer. Therefore all financial data presented in this Registration Statement and in future SEC filings on Forms 10-QSB and 10-KSB will be that of Raptor Pharmaceutical Inc. which is our wholly owned subsidiary and whose year end is August 31.

Our principal executive and head offices are now located at 9 Commercial Blvd., Suite 200, Novato, California 94949.

Our Current Business

With the completion of the Share Purchase Agreement to acquire Raptor Pharmaceutical Inc., we changed our business model to the research and development of a novel drug and drug-targeting platform to initially treat a variety of brain disorders, neurodegenerative diseases, genetic disorders and cancer, through the proprietary use of a natural human protein known as the receptor-associated protein. We believe that our receptor-associated protein technology may selectively target the delivery of engineered drugs to organs, tissues and cell types through the use of specific receptor systems. The brain delivery application of our receptor-associated protein technology, which we have named the NeuroTransTM, has demonstrated the potential to deliver therapeutic proteins to the brain in limited non-clinical studies.

Brief Introduction to Receptor-Associated Protein Technology

Nearly 1,000 known genetic and neurodegenerative diseases affect the human brain. The mode of treatment of these diseases is dependent on whether the disease is localized or widespread within the brain. If a disease only affects a localized section of the brain, such as brain tumors, removing the affected tissues or administering drugs as capsules or wafers directly to the affected site through the use of drug treated wafers can be effective ways of treating the disease. Genetic and neurodegenerative brain disorders, in contrast, are not localized to one area of the brain. In these cases, drugs need to be delivered throughout the entire brain and often into regions surrounding the brain.

The Blood-Brain Barrier

Despite the thorough infiltration of brain tissue with blood capillaries, most therapeutic molecules are not able to pass from the blood into the brain. The brain has evolved a protective barrier, commonly referred to as the blood-brain barrier, which prevents the free passage of most blood components into the brain. The barrier exists because the endothelial cells lining brain capillaries are sealed tightly together, forming continuous tubes that do not leak. This barrier is critical to the health of the brain as it excludes potentially harmful molecules circulating in the blood. Fortunately, the concept of blood being completely sealed off from brain tissue is misleading, as a large number of molecules do move across the capillary endothelial cells. It is more useful to consider the brain vasculature as a type of molecular sieve allowing certain molecules to enter the brain, while excluding others.

Large molecules, such as growth factors, enzymes and other therapeutic proteins, cannot pass through the blood-brain barrier and there are constraints on small molecules that severely limit the types of drugs that can be delivered. Small molecules that freely diffuse across the blood-brain barrier do not need special transport systems but must be small and fat soluble. Small molecules that require the use of special small molecule transporters do not need to be fat soluble but most drugs need to be specifically modified to make use of these transporters. Engineering molecules that are both large and water soluble so that they are able to cross the blood-brain barrier is an even greater challenge. As most brain diseases are not adequately treated using small molecule drugs alone, developers of protein therapeutics have to devise ways of delivering their drugs to the brain. One method is to take advantage of a mechanism used by existing protein transport systems within the blood-brain barrier. This mechanism is called transcytosis.

Transcytosis

Transcytosis involves the selective receptor mediated transport of peptides and large proteins across endothelial membrane in the blood-brain barrier. Transcytosis is responsible for delivering a wide variety of natural blood proteins such as cytokines, lipoproteins, transferrin and hormones like insulin to the brain because these proteins are needed by brain tissue for normal brain function. The endothelial cells of the blood-brain barrier operate a number of specific transcytosis transport systems to satisfy this need.

Each of these transcytosis transport systems is defined by a specific pair of receptor and ligand. Ligand is a blood protein such as cytokines, lipoproteins, transferrin or insulin that is to be transported into the brain; and the receptor is a cell surface membrane protein residing on the blood side of the brain capillary endothelial cells that make up the blood-brain barrier. As the blood circulates through the brain capillaries, the ligand comes into contact with the receptor and the two form a complex. The receptor-ligand complex is then transported across the endothelial cell, through a series of intracellular compartments, finally arriving at the brain side of the blood-brain barrier. The receptor then releases the ligand, which is free to diffuse into the brain tissue.

Transcytosis has been widely studied as a potential means of delivering intravenously administered therapeutic proteins to the brain. In theory, transcytosis might be used as a method of drug delivery by fusing a drug to a transcytosed ligand. The premise of this approach is that both the drug and ligand retain their functionality within the context of the fusion; the ligand dictates transport behavior and the drug dictates pharmacology.

At least two types of ligands, natural ligands and antibodies that are engineered to bind to the receptor, can be chosen to take advantage of the transcytosis transport systems. Proteins like transferrin, insulin and receptor-associated protein (which is the subject of our research), can be classified as natural ligands. Natural ligands have a number of advantages, including proven transport behavior and minimal immunogenicity. However, the normal, saturating serum levels of naturally present transferrin in the blood have been shown to inhibit binding of transferrin fusions to the transferrin receptor and the powerful physiological effects of insulin itself makes it also an unsuitable choice as a fusion partner intended only to direct transport.

As an alternative to natural ligands, antibodies have been used to bind to receptors that undergo transcytosis. Antibodies can be engineered that are able to bind to receptors even in the face of high concentrations of endogenous natural receptor ligand and which do not have their own pharmacological activity. However, these antibodies have been demonstrated to be transcytosed far less efficiently than natural ligands. Antibodies themselves are also quite difficult to fuse to drugs in a consistent, scalable manner.

The Advantage of the Receptor-Associated Protein

In contrast to the transferrin and insulin transcytosis systems, which are the two most extensively studied candidates as the therapeutic transporters and have been shown to have the shortcomings described above, we believe receptor-associated protein represents a potential alternative because receptor-associated protein concentration in circulation is negligible and receptor-associated protein has no known direct physiological effects on its own.

Receptor-associated protein has some additional features that we believe make it suitable as a mediator of transcytosis. These attributes stem from some unique aspects of the binding of receptor-associated protein to the low density lipoprotein receptor family of receptors. Cell surface receptors, including low density lipoprotein receptors, are initially synthesized as membrane bound proteins in the endoplasmic reticulum of the cell. The receptors are then modified and transported through a sequence of intracellular compartments and vesicles on their way to the cell surface. The cell has evolved a system of proteins, called “chaperones”, which bind to nascent receptors, preventing binding to any natural ligands that might also be within the secretory pathway of the receptors and allowing the receptors to efficiently achieve their final folded state and move efficiently to the cell surface.

Receptor-associated protein functions as a chaperone for the low density and very low density lipoprotein receptor family of receptors, both of which are represented on the blood-brain barrier. In order to fulfill its role as a chaperone, we believe receptor-associated protein has evolved to be able to out compete all other ligands for binding to the low density lipoprotein receptors. Upon binding with receptor-associated protein, other ligands are prevented from binding with the low density lipoprotein receptor. This allows the receptor to be transported to the cell surface free of other ligands. Receptor-associated protein is able to bind even in the presence of high concentrations of competing ligands. Finally, the receptor-ligand complex created by receptor-associated protein has been demonstrated to be more stable than other receptor-ligand complexes within the cell. This stability may aid in the efficiency of transcytosis by keeping receptor-associated protein from falling off of the receptor during the traverse from the blood side to the brain side of the endothelial cell.

Finally, an important strength of the receptor-associated protein technology lies in the receptor family upon which it depends. The low density lipoprotein receptor family of receptors is one of the most widely distributed and intensively utilitized receptor systems characterized to date. Many low density lipoprotein receptor family members are transport receptors, ferrying a variety of ligands both into and across cells throughout the body. Some receptors, including megalin and very low density lipoprotein receptor, are expressed on tissue barriers, including the blood-brain barrier, the blood-muscle barrier and the air-blood barrier. The cumulative effect of using a ligand like receptor-associated protein, which binds to all of these receptors, is to increase the distribution and uptake of fusion compounds throughout the body. Another feature of receptor-associated protein technology is the differential behavior of low density lipoprotein receptor family members on different cell types. On polarized cells, like those making up tissue barriers, low density lipoprotein receptor can mediate transport of ligands through the cell layer. On non-polarized cells, like those making up the bulk of most organs, low density lipoprotein receptor mediate the efficient transport of ligands into the cell.

NeuroTransTM and Preliminary Demonstration of Our Receptor-Associated Protein Technology

In practice, attached drugs to ligands can interfere with the binding of ligands to receptors and attached ligands can diminish the binding of a drug to its target. However, we have demonstrated in our limited non-clinical studies that fusion between receptor-associated protein and a variety of protein drugs, including enzymes and growth factors, satisfy the requirement that the ligands and drugs do not interfere with each other. Peer reviewed research papers have shown that receptor-associated protein is efficiently transcytosed and fusions between receptor-associated protein and therapeutic proteins have been manufactured using standard methods.

We have named our proprietary receptor-associated protein technology, developed as a means of transporting therapeutic proteins from the blood to the brain, our NeuroTransTM platform. We believe that if we are successful in our research and development, our receptor-associated protein platform provides therapies that will be safer, less intrusive, and more effective than current approaches in treating a wide variety of brain disorders including neurodegenerative diseases, genetic disorders and cancer.

Other Clinical Development Opportunities

In addition to being a potential transport carrier to deliver therapeutics to the brain and the central nervous system, we believe receptor-associated protein is also potentially capable of transporting therapeutics selectively to muscle, vascular tissue sites, bone, liver, and retina, and could also be used to remove unwanted compounds and proteins from the blood stream. Initially, because of the unmet clinical need, we will focus our resources on targeting the delivery of growth factors for the brain such as Glial Derived Neurotrophic Factor, Nerve Growth Factor and Brain Derived Neurotrophic Factor to the brain for the treatment of neurodegenerative diseases, as well as the development of a novel, proprietary drug for the treatment of Alzheimer’s disease. Neurotrophic factors have already demonstrated their potential in treating neurodegenerative diseases in clinical settings, but have not as yet been made commercially available primarily because of the lack of an effective intravenous therapeutic brain delivery system.

In addition to its potential for delivering therapeutics to the brain, we believe there may be a wide range of other applications and conditions that our receptor-associated protein technology may be applied to, including vascular disease, cancer, and bone disease. These additional applications are based on the assumptions that our receptor-associated protein targeting molecule can be genetically engineered to bind to a selective subset of receptors with restricted tissue distribution. We believe these selective tissue distributions can be used to deliver drugs to the brain as described, or to deliver drugs to other tissues based on known restricted receptor subtype distribution. In addition to selectively transporting drugs to specific tissues, selective receptor binding constitutes a means by which receptor function might be specifically controlled, either through modulating its binding capacity or its prevalence on the cell surface.

Vascular Disease

The receptors targeted by our receptor-associated protein technology are known to mediate transport of lipoprotein lipase across the endothelium of the aorta. These receptors have been implicated in foam cell formation by mediating uptake of excess free fatty acids into vascular macrophages. Foam cells are believed to be involved in the deposition of arthroscopic plaques and peripheral coronary artery disease. We believe our receptor-associated protein compound alone or as drug fusions directed at these receptors may be used to selectively bind these receptors and effectively increase drug concentrations at the site or block association of lipoprotein particles with macrophages and inhibit foam cell formation. We believe our receptor-associated protein compound may also limit transfer of free fatty acid from circulating lipoprotein into adipocytes, slowing the progression toward obesity in susceptible subjects.

Cancer

Based on the current scientific literature, a potential opportunity exits for the use of receptor-associated protein in the treatment of a wide variety of epithelial cancers, such as breast, prostate and cervical cancers. The therapeutic target for receptor-associated protein is a cell surface enzyme which has recently been shown to be important in the outgrowth and spread of solid tumors. A modified version of the receptor-associated protein molecule has been engineered and we intend to test this molecule for its ability to limit the growth of these tumors.

Bone Disease

Maintaining bone health is a finely coordinated balance between active bone depletion and bone creation. The normal process of bone remodeling continues throughout life. When bone creation lags behind bone depletion net loss in bone density occurs resulting in osteoporosis. Signal transductions through known cell surface receptors control the balance between bone creation and bone depletion. The receptors targeted by our receptor-associated protein compound have been shown to regulate bone cell differentiation in animal models. These receptors bind inhibitor molecules in the blood that are known to decrease bone creation. We believe our receptor-associated protein compound that interferes with inhibitor binding, or which enhances receptor signaling may result in enhanced bone density.

Market

Caregiver.org estimates that between 13.3 and 16.1 million individuals are affected by adult onset common brain diseases in the United States alone. According to the Visiongain Report on Neurodegenerative Disorder: World Markets 2002-2007, the annual cost to the United States economy to treat common brain diseases is estimated to be greater than $600 billion in direct medical and related expenses. There is currently no cure and limited treatment to slow the progression of neurodegenerative diseases. The best current drugs work only for a short time resulting in some transient benefit before the disease progression resumes. We believe that as the population ages, the prevalence of these diseases will increase significantly. According to IMS Health World Review, it is estimated that by 2010, 40 million Americans will be age 65 or older and that greater than 1% of those 65 or older will have some symptoms of Parkinson’s disease and nearly half of individuals 85 or over will have clinically recognizable Alzheimer’s disease. Cambridge Health Advisors estimates that by the middle of this century, nearly 14 million Americans will be affected by Alzheimer’s disease.

Intellectual Property

On January 27, 2006, we purchased from BioMarin Pharmaceutical Inc. the intellectual property owned by BioMarin Pharmaceutical Inc. for the research and development of the receptor-associated protein technologies, including three pending patent applications and two provisional patent applications. Specifically, patent applications, trademarks and licenses acquired from BioMarin Pharmaceutical Inc. consist of:

PATENTS
Title of Application/ Patent No./Jurisdiction	Filing/ Issue/ Expiration	Claims
Compositions & Methods for Modulating Blood-Brain Barrier Transport	- Method for identifying a compound that modulates the transcytosis or endocytosis of melanotransferrin or a melanotransferrin conjugate with an active agent
- Method of treating a neurological disorder in a patient… wherein the MTf-R is LRP or LRP1B
- Method for increasing/reducing the uptake of a melanotransferrin conjugated therapeutic agent into the brain of a patient
- Modulator of MTf-R biological activity
- Method of identifying a compound that modulates melanotransferrin-mediated (MTf-mediated) iron uptake conjugate of an LRP1B receptor ligand with an active agent, wherein the ligand is not selected from the group comprising p97, lactoferrin, transferrin RAP, or fragments thereof
10/206,448/ United States	07/25/02/ Pending/ 07/25/22	See above
2003-515208/ Japan	07/25/02/ Pending/ 07/25/22	See above
02756731.2/ Europe	07/25/02/ Pending/ 07/25/22	See above
2,450,073/ Canada	07/25/02/ Pending/ 07/25/22	See above
2002322720/ Australia	07/25/02/ Pending/ 07/25/22	See above
Use of Chaperone-Receptor- Associated Protein (RAP) for the Delivery of Therapeutic Compounds to the Brain and Other Tissues	- Compound comprising Receptor-Associated Protein (RAP) or RAP polypeptide conjugated to an agent of interest.
- Method of delivering a therapeutic or diagnostic investigational agent into the central nervous system by increasing transport across the blood-brain barrier (BBB)
- Method of treating a disease or condition
- Method of diagnosing a disease
- Method of delivering a therapeutic enzyme to a lysosome in a cell
- Method of treating lysosomal storage diseases
10/600,862/ United States	06/20/03/ Pending/ 07/26/22
Delivery of Therapeutic Compounds to the Brain and Other Tissues		Claims of both RAP and Megalin applications
PCT/US2004/019153/	06/17/04/ Pending

PATENTS
Title of Application/ Patent No./Jurisdiction	Filing/ Issue/ Expiration	Claims
Megalin-Based Delivery of Therapeutic Compounds to the Brain and Other Tissues	- Compound comprising a megalin-binding moiety conjugated to agent
- Chimeric molecule for transcytotic delivery into the brain across the BBB
- Pharmaceutical composition
- Method of delivering agent into CNS …administering agent conjugated to a megalin binding moiety
- Method of increasing transcytosis of an agent
- Method of treating a disorder…administering agent conjugated to a megalin binding moiety
- Method of delivering a therapeutic enzyme to a lysosomal compartment
- Method of treating lysosomal storage disease
- Method of promoting the breakdown of glycosaminoglycan in brain cell
United States/ 10/812,849	03/30/2004/ Pending/ 03/30/2024
Compositions Comprising Receptor-Associated Protein (RAP) Variants and Uses Thereof
Provisional Application Number US60/690,480 United States	Filed 6/14/05
Compositions Comprising Receptor-Associated Protein (RAP) Variants and Uses Thereof
Provisional Application Number US60/717,776 United States	Filed 9/1/05

REGISTERED TRADEMARKS
Mark	Jurisdiction	Application No.	Status
NEUROTRANS	US	76/408,227	FD 05/15/02 Pending
NEUROTRANS R	US	78/343,545	FD 12/19/03 Pending

We regard patents and other proprietary technology rights a key element in building a successful biotechnology company. Accordingly, we plan to protect all of our key technology, inventions and improvements to our inventions by filing patent applications in a timely fashion. We plan to seek patent protection first in the United States, then in Canada, Japan, the Western European countries and additional countries on a selective basis in order to protect inventions we regard as important to the development of our business. However, we note that filing and prosecuting patent applications are expensive processes and we have very limited financial resources.

Our proprietary technology is protected by a group of patent applications some of which are owned exclusively by us, and others that have been licensed exclusively to us by the University of British Columbia.

We also rely on trade secrets and unpatentable know-how that we seek to protect, in part, by confidentiality agreements. It is our policy to require our employees, consultants, contractors, manufacturers, outside scientific collaborators and sponsored researchers, board of directors, scientific advisory board and other advisors to execute confidentiality agreements upon the commencement of employment, advisory, or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific limited circumstances.

We also require signed confidentiality or material transfer agreements from any company that is to receive our confidential information. In the case of employees, consultants and contractors, the agreements generally provide that all inventions conceived by the individual while rendering services to us shall be assigned to us as our exclusive property. There can be no assurance, however, that all persons who we desire to sign such agreements will sign, or if they do, that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets or unpatentable know-how will not otherwise become known or be independently developed by competitors.

Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and technical questions for which important legal principles are unresolved. Much of our intellectual property is still in review by the United States Patent and Trademark Office and we plan to file additional patent applications. We may not be successful in obtaining critical claims or in protecting our drug product candidates or processes. Even if we do obtain patents, they may not adequately protect the technology we own or have licensed. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or license, and rights we receive under those patents may not provide competitive advantages to us. Further, the manufacture, use or sale of our drug product candidates may infringe the patent rights of others.

Our success will also depend in part on our ability to commercialize our drug product candidate technology without infringing the proprietary rights of others. We have not conducted extensive freedom of use patent searches and no assurance can be given that patents do not exist or could not be filed which would have an adverse affect on our ability to market our technology or maintain our competitive position with respect to our technology. If our drug product candidate technology or other subject matter are claimed under other existing United States or foreign patents or are otherwise protected by third party proprietary rights, we may be subject to infringement actions. In such event, we may challenge the validity of such patents or other proprietary rights or we may be required to obtain licenses from such companies in order to develop, manufacture or market our technology. There can be no assurances that we would be able to obtain such licenses or that such licenses, if available, could be obtained on commercially reasonable terms. Furthermore, the failure to either develop a commercially viable alternative or obtain such licenses could result in delays in marketing all of our drug product candidates based on our drug technology or the inability to proceed with the development, manufacture or sale of drug product candidates requiring such licenses, which could have a material adverse affect on our business, financial condition and results of operations. If we are required to defend ourselves against charges of patent infringement or to protect our proprietary rights against third parties, substantial costs will be incurred regardless of whether we are successful. Such proceedings are typically protracted with no certainty of success. An adverse outcome could subject us to significant liabilities to third parties and force us to curtail or cease our development and commercialization of our technology.

Research and Development

We are a research and development company and we plan to focus our efforts in the research and development of our receptor-associated protein based platform and complementary technologies to provide therapies that we believe will be safer, less intrusive, and more effective than current approaches in treating a wide variety of brain disorders and neurodegenerative diseases, genetic disorders and cancer. Please see the Plan of Operations section beginning on page 39 for our planned research and development activities in the next twelve months.

Government Regulations of the Biotechnology Industry

Regulation by governmental authorities in the United States and foreign countries is a significant factor in the development, manufacture, and expected marketing of our drug product candidates and in our ongoing research and development activities. The nature and extent to which such regulation will apply to us will vary depending on the nature of any drug product candidates developed. We anticipate that all of our drug product candidates will require regulatory approval by governmental agencies prior to commercialization.

In particular, human therapeutic products are subject to rigorous non-clinical and clinical testing and other approval procedures of the FDA and similar regulatory authorities in other countries. Various federal statutes and regulations also govern or influence testing, manufacturing, safety, labeling, storage, and record-keeping related to such products and their marketing. The process of obtaining these approvals and the subsequent compliance with the appropriate federal statutes and regulations requires substantial time and financial resources. Any failure by us or our collaborators to obtain, or any delay in obtaining, regulatory approval could adversely affect the marketing of any drug product candidates developed by us, our ability to receive product revenues, and our liquidity and capital resources.

The steps ordinarily required before a new drug may be marketed in the United States, which are similar to steps required in most other countries, include:

•	non-clinical laboratory tests, non-clinical studies in animals, formulation studies and the submission to the FDA of an investigational new drug application;

•	adequate and well-controlled clinical trials to establish the safety and efficacy of the drug;

•	the submission of a new drug application or biologic license application to the FDA; and

•	FDA review and approval of the new drug application or biologics license application.

Non-clinical tests include laboratory evaluation of drug product candidate chemistry, formulation and toxicity, as well as animal studies. The results of non-clinical testing are submitted to the FDA as part of an investigational new drug application. A 30-day waiting period after the filing of each investigational new drug application is required prior to commencement of clinical testing in humans. At any time during the 30-day period or at any time thereafter, the FDA may halt proposed or ongoing clinical trials until the FDA authorizes trials under specified terms. The investigational new drug application process may be extremely costly and substantially delay the development of our drug product candidates. Moreover, positive results of non-clinical tests will not necessarily indicate positive results in subsequent clinical trials. The FDA may require additional animal testing after an initial investigational new drug application is approved and prior to Phase III trials (see below for further information about Phase III trials).

Clinical trials to support new drug applications are typically conducted in three sequential phases, although the phases may overlap. During Phase I, clinical trials are conducted with a small number of subjects to assess metabolism, pharmacokinetics, and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves studies in a limited patient population to assess the efficacy of the drug in specific, targeted indications; assess dosage tolerance and optimal dosage; and identify possible adverse effects and safety risks.

If a compound is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical trial sites.

After successful completion of the required clinical trials, a new drug application is generally submitted. The FDA may request additional information before accepting the new drug application for filing, in which case the new drug application must be resubmitted with the additional information. Once the submission has been accepted for filing, the FDA reviews the new drug application and responds to the applicant. The FDA’s requests for additional information or clarification often significantly extend the review process. The FDA may refer the new drug application to an appropriate advisory committee for review, evaluation, and recommendation as to whether the new drug application should be approved, although the FDA is not bound by the recommendation of an advisory committee.

If the FDA evaluations of the application and the manufacturing facilities are favorable, the FDA may issue an approval letter or an “approvable” letter. An approvable letter will usually contain a number of conditions that must be met in order to secure final approval of the new drug application and authorization of commercial marketing of the drug for certain indications. The FDA may also refuse to approve the new drug application or issue a “not approvable” letter outlining the deficiencies in the submission and often requiring additional testing or information.

The Food and Drug Administration’s Modernization Act codified the FDA’s policy of granting “fast track” review of certain therapies targeting “orphan” indications and other therapies intended to treat severe or life threatening diseases and having potential to address unmet medical needs. Orphan indications are defined by the FDA as having a prevalence of less than 200,000 patients in the United States. We anticipate that certain neurodegenerative diseases which could potentially be treated using our technology could qualify for fast track review under these revised guidelines. However, even with fast track designation, it is not guaranteed that the total review process will be faster or that approval will be obtained, if at all, earlier than would be the case if the drug product candidate had not received fast-track designation.

Previously, the FDA approved cancer therapies primarily based on patient survival rates or data on improved quality of life. The FDA considered evidence of partial tumor shrinkage, while often part of the data relied on for approval was insufficient by itself to warrant approval of a cancer therapy, except in limited situations. Under the FDA’s revised policy, which became effective in 1998, the FDA has broadened authority to consider evidence of partial tumor shrinkage or other clinical outcomes for approval. This revised policy is intended to facilitate the study of solid tumor therapies and shorten the total time for marketing approvals. We intend to take advantage of this policy; however, it is too early to tell what effect, if any, these provisions may have on the approval of our drug product candidates.

Sales outside the United States of drug product candidates we develop will also be subject to foreign regulatory requirements governing human clinical trials and marketing for drugs. The requirements vary widely from country to country, but typically the registration and approval process takes several years and requires significant resources. In most cases, if the FDA has not approved a drug product candidate for sale in the United States, the drug product candidate may be exported for sale outside of the United States, only if it has been approved in any one of the following: the European Union, Canada, Australia, New Zealand, Japan, Israel, Switzerland and South Africa. There are specific FDA regulations that govern this process.

We are also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research work. We cannot accurately predict the extent of government regulation that might result from future legislation or administrative action.

Competition

We believe we will be competing with other pharmaceutical and biotechnology companies that provide remedies and treatments for brain and neurodegenerative diseases. Three approaches are primarily used to solve the problem of reaching the brain with therapeutic compounds:

•	Neurosurgery or invasive techniques.

•	Pharmacological techniques, which include less than 2% of currently available drugs.

•	Physiologically based techniques, such as transcytosis.

Invasive techniques include bone marrow transplants or implants of polymers with drugs imbedded in the material for slow release. These implants extend from the skull surface to deep into brain tissue sites and use a permeation enhancer. Mannitol induced osmotic shock that creates leaks in the blood-brain barrier allowing intravenous administered chemotherapeutics into the brain is used in the treatment of brain tumors, but is not appropriate for administration of drugs for chronic therapies. Companies active in developing treatments based on these invasive technologies include Alza Corporation, Ethypharm, Guilford Pharmaceuticals, Medtronic Inc., Neurotech, and Sumitomo Pharmaceutical.

Other invasive procedures utilize catheter-based delivery of the drug directly into the brain. This technique has proven useful in the treatment of brain tumors, but is not successful in distributing drugs throughout the entire brain. Amgen, Inc. recently had clinical trials for the treatment of Parkinson’s Disease using intrathecal delivery through the use of various catheter/pump techniques. In the trials conducted by Amgen, Inc., improvements were found in cells at various distances from the end of the catheter, but improvements were not seen uniformly throughout the brain.

The physiological route is a popular approach to cross the blood-brain barrier via lipid mediated free diffusion or by facilitated transport. This is the most common strategy used for the development of new neuropharmaceuticals, but has experienced limited success as it requires that the drug have sufficient lipophilic or fat-soluble properties so that it can pass through lipid membranes. Unfortunately, the current method of delivery by this route is nonspecific to the brain and side effects are common since most organs are exposed to the drug. Furthermore, many of the potential lipophilic therapeutic molecules are substrates for the blood-brain barrier’s multi-drug resistant proteins, which actively transport the therapeutic agent back into the blood. Consequently, large doses need to be used so that sufficient amounts of the drug reach the brain. These high doses can result in significant side effects as the drug is delivered to essentially all tissues of the body, which is extremely inefficient as seen with most anticancer drugs and many of the new central nervous system medications. Companies and organizations that are developing treatments based on various physiological approaches include Angiochem, Axonyx, AramaGen Technology, Synt:em, to-BBB, Xenoport Inc., Oregon Health and Science University Neuro-oncology, Xenova Group Ltd., d-Pharm, Neurochem Inc., and Vasogen Inc.

We believe our receptor-associated protein based NeuroTransTM technology is one of the emerging physiological delivery platforms that utilize receptor mediated transcytosis to deliver therapeutics to the brain. These technologies all have in common a carrier or transport ligand that is conjugated or fused to a therapeutic and, when administered intravenously the complex binds to a receptor in the blood side of the blood-brain barrier.

We believe that as these technologies are developed and to the extent they are approved, the brain and central nervous system drug market will expand, as new therapeutics become available for currently unmet needs. Each of these brain delivery technology platforms will likely find advantages and disadvantages for specific clinical applications. One method may have advantages for acute administration of therapeutics while another may be better tolerated, and thus more suitable for longer-term chronic drug administration.

We want to caution our investors that nearly all of our competitors have greater capital resources, larger overall research and development staffs and facilities, and a longer history in drug discovery and development, obtaining regulatory approval, and pharmaceutical product manufacturing and marketing than we do. With these additional resources, our competitors will be able to respond to the rapid and significant technological changes in the biotechnology and pharmaceutical industries faster than we can. Our future success will depend in large part on our ability to maintain a competitive position with respect to these technologies. Rapid technological development, as well as new scientific developments, may result in our compounds, drug product candidates or processes becoming obsolete before we can recover any of the expenses incurred to develop them. For example, changes in our understanding of the appropriate population of patients who should be treated with a targeted therapy like we are developing may limit the drug’s market potential if it is subsequently demonstrated that only certain subsets of patients should be treated with the targeted therapy.

Employees

We presently have six full time employees, including one permanent employee in our executive department, three permanent and one temporary employee in our research and development department and one permanent employee in our finance department. We may hire up to four additional employees over the next 12 month period, including three in the research and development department and one in our finance department. We also plan to supplement our human resources needs through consultants and contractors as needed.

PLAN OF OPERATION

Overview

The following discussion should be read in conjunction with our audited financial statements and the related notes that appear elsewhere in this Registration Statement. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Please refer to our discussion labeled “Forward Looking Statements” located earlier in this Registration Statement. Our actual results could differ materially from those discussed in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Registration Statement, particularly in the section entitled “Risk Factors” beginning on page 6 of this Registration Statement.

Our audited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles.

Our management has decided to abandon the business of producing and selling health and nutritional products and plans to research and develop of our receptor-associated protein based platform to provide therapies that we believe will be safer, less intrusive, and more effective than current approaches in treating a wide variety of brain disorders, neurodegenerative diseases, genetic disorders and cancer. On May 25, 2006, we completed the acquisition of all of the issued and outstanding shares of Raptor Pharmaceutical Inc. pursuant to a Share Purchase Agreement we entered into with Dr. Starr, Erich Sager, Dr. Zankel and Falcon Corporate Investments Ltd. Pursuant to the Share Purchase Agreement, we issued to each of Drs. Starr and Zankel 3,000,000 shares of our common stock and to each of Falcon Corporate Investments Ltd. and Erich Sager 1,000,000 shares of our common stock.

Under United States generally accepted accounting principles, the acquisition of Raptor Pharmaceutical Inc., which was a stock for stock exchange, is considered to be a capital transaction in substance, rather than a business combination. That is, the stock for stock exchange is equivalent to the issuance of stock by Raptor Pharmaceutical Inc. for the net monetary assets of Highland Clan Creations Corp., accompanied by a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the stock for stock exchange will be identical to that resulting from a reverse acquisition, except that no goodwill will be recorded. Under the reverse takeover accounting rules, the post-reverse acquisition comparative historical financial statements of the legal acquirer, which is Highland Clan Creations Corp., are those of the legal acquiree, which is Raptor Pharmaceutical Inc. and is considered to be the accounting acquirer. Therefore all financial data presented in this Registration Statement and in future SEC filings on Forms 10-QSB and 10-KSB will be that of Raptor Pharmaceutical Inc. which is our wholly owned subsidiary and whose year end is August 31.

Milestones

Over the next twelve months, we plan to conduct research and development activities based upon our receptor-associated protein based platform. Accordingly, we summarize our primary objectives in the next twelve months in this section. In our management’s opinion, we will also need to achieve the following research events or milestones within the time period in order for our company to continue as a going concern:

1. Completion of an 800 Square Feet Research and Development Laboratory

We plan to acquire sufficient equipment and supplies to establish a lab for a minimum of five scientists. We anticipate our lab will be self-sufficient in experiments related to molecular biology, protein biochemistry, mammalian cell-culture and protein purification. Space has been leased and we have renovated and furnished the lab and we continue to purchase necessary equipment and reagents for the lab. Total costs are not expected to exceed $500,000, including sufficient materials to sustain experiments for the period of one year following initiation of work. We expect that the lab will be fully running by the end of July 2006. The lab has been constructed in space previously used for other purposes. It is possible that equipment necessary for some experimental work, particularly scaled-up mammalian cell-culture and protein purification, will not be adequately accommodated in the selected space. Outsourcing of such activities, which is typically more expensive, would then be necessary.

2. Recruitment of Laboratory Staff

We plan to hire additional laboratory staff to satisfy the needs of our research and development activities. We have hired three scientists plus one temporary summer intern and may hire additional staff to service scaled-up mammalian cell-culture and protein purification. Competition for personnel qualified in the required areas is intense and it is not certain that we will be able to quickly fill the positions. Assuming that there are qualified candidates available, we anticipate hiring additional scientific staff within the next three months.

3. Further Development of the Blood-Brain Barrier Therapeutic Delivery Technology

We intend to develop and test receptor-associated protein based peptides that selectively bind to transport receptors reported to reside on the blood side of the blood-brain barrier in humans. Such receptors have been identified as a potential means of transporting therapeutic molecules into the brain. At least two such receptors have been identified which appear to be expressed on the blood-brain barrier. We believe these receptors can transport blood borne ligands into or across the barrier, and might be amenable to targeting.

We plan to test the efficacy of fusions between the human receptor-associated protein and a growth factor previously shown to be efficacious in the treatment of Huntington’s disease. Our goal over the next twelve months will be to create an expression construct for a fusion between full length human receptor-associated protein and such growth factor, transfect the construct into an appropriate human cell line and express the fusion in quantities sufficient for purification. We must purify the receptor-associated protein-growth factor fusion using affinity chromatography with anti-receptor-associated protein monoclonal antibodies, or by means of conventional chromatography matrices.

We plan to establish a collaboration with a contract research lab to test the receptor-associated protein-growth factor fusion in an appropriate animal model. Specifically, the system must be chosen so as to allow reliable intracarotid infusions. Distribution of radiolabeled fusion to the brain of each treated subject will be assessed. It is possible that no appropriate models are available to test the fusion.

We also plan to express and purify a fusion between full-length human receptor-associated protein and a nerve growth factor, which is an important neurotrophic factor that could potentially treat a number of neurodegenerative diseases. We plan to set up a research collaboration with a university laboratory with expertise in the study of this nerve growth factor. We plan to produce sufficient fusions of receptor-associated protein and the nerve growth factor for testing. This will require the same methods used to express and purify the fusions of receptor-associated protein and growth factor.

4. Development of Receptor-Associated Protein Peptides for the Treatment of Cancer.

The application of our receptor-associated protein based technology is the development of potential inhibitors of a cell surface protease found in a variety of tissues. Inappropriate expression of this protein has been linked to tumor development in a wide variety of cancer types. Inhibition of the enzymatic activity of this protein may slow or halt tumor development. The ability of our inhibitors to specifically block the activation or function of its target has yet to be tested. We recently produced our first inhibitory peptide to this enzyme and plan to begin cell culture binding experiments as soon as the laboratory is fully operational. Collaborations with academic researchers may be necessary to fully test this molecule and secure materials needed for this testing. The first experiments will use cells in culture. If these cell culture experiments are positive, then the molecule will be tested in non-clinical cancer models.

We will test our potential anti-cancer peptides using a tumor xenograft model in nude mice. A variety of tumor lines routinely used by contract testing labs overexpress the therapeutic target of our peptide and we plan to exploit their use prior to commencing non-clinical testing in cancer models. We plan to have a contract research organization test the efficacy of our peptides in tumor growth inhibition studies. It is possible that our inhibitors will fail to slow or halt tumor development or that these inhibitors will have serious side-effects precluding their use as therapeutic compounds.

5. Securing Additional and Complementary Technology Licenses from Others

We intend to extend our development of natural chaperone protein variants to include other potential therapeutic proteins. We plan on establishing research collaborations with prominent universities currently working on the development of potential molecules. We plan to establish collaborations with these university laboratories, and to secure licenses from these universities for technology resulting from the collaboration. Specifically we will be focused on technologies that support bone deposition and which could be used to treat low-bone density conditions, such as osteoporosis, in humans. Although, no assurances can be made regarding our ability to establish such collaborations over the next twelve months, our goal will be to establish such relationships on an on going basis.

Our in-licensing activities will focus on identifying complementary therapeutics and therapeutic platforms that offer a number of therapeutic targets. We have experience with such platform technologies and will be able to apply our experience and knowledge to identifying the most promising technology.

6. Out-licensing activities

As part of our ongoing business development activities, we will actively seek out industry partners interested in our potential clinical applications. In the brain delivery program, we plan to contact institutions and companies that have experience and expertise using therapeutic receptor-associated protein fusion as partners. In the cancer area, we plan to contact institutions and companies with expressed interested in developing therapeutics to our potential anti-cancer targets. Out-licensing arrangements with these companies may include technology transfer, partnerships, or joint ventures. Joint activities may include drug product candidate development, drug product candidate manufacturing, non-clinical testing or clinical research studies.

Capital Resource Requirements

For the next 12 months we plan to expend a total of approximately $2.9 million in implementing our operation plan of researching and developing our receptor-associated protein based platform to provide therapies that we believe will be safer, less intrusive, and more effective than current approaches in treating a wide variety of brain disorders, neurodegenerative diseases, genetic diseases and cancer. Specifically, we estimate our operating expenses and working capital requirements for the next twelve months to be as follows:

Estimated Expenses for the Next Twelve Months
Laboratory Construction and Purchase of Equipment	$500,000
Research and Development Activities	900,000
Officer and Employee Compensation	1,200,000
Sales and Marketing	0
General and Administrative	200,000
Equipment Loan Repayment	100,000
Total	$2,900,000

Laboratory Construction and Purchase of Equipment / Equipment Loan Repayment

We plan to acquire sufficient equipment and supplies to establish our research and development laboratory for a minimum of five scientists. Total costs are not expected to exceed $500,000. Approximately $18,000 of these expenditures will be reimbursed by our landlord as tenant improvement allowances. We are currently negotiating a $400,000 equipment loan to pay for the majority of these capital expenditures and the repayment of such loan principal is reflected in the table above as Equipment Loan Repayment.

Research and Development Activities

We plan to conduct further research and development to improve upon our receptor-associated protein based technology in the next 12 months. We plan to conduct research and development activities through our own laboratory staff and also by engaging contract research organizations and contract manufacturing organizations. We will also incur costs for patent legal fees and consulting and collaborating fees. We anticipate our research and development costs excluding in-house research and development compensation for the next 12 months will be approximately $900,000.

Officer and Employee Compensation

We have hired three executive officers including a Chief Executive Officer, a Chief Financial Officer and a Chief Scientific Officer. We also have hired two permanent scientific staff members and one temporary research summer intern and plan to hire up to three additional scientists to service scaled-up mammalian cell-culture and protein purification tasks within the next 12 month period. We may add up to one additional staff member in finance and administration. We anticipate we may spend up to approximately $1,200,000 in officer and employee compensation during the next 12 months.

General Administration

We anticipate spending approximately $200,000 on general and administration costs in the next twelve months. These costs will consist primarily of legal and auditing fees, rent and facility support expenses excluding finance and administrative compensation.

Contractual Obligations with BioMarin Pharmaceutical Inc.

Under the asset purchase agreement we entered into with BioMarin Pharmaceutical Inc. for the purchase of intellectual property related to our receptor-associated protein based technology, we are obligated to make certain milestone payments for achievement of each applicable event:

•	within 30 days after we receive total aggregate debt or equity financing of at least $2,500,000, we will need to pay BioMarin Pharmaceutical Inc. $50,000;

•	within 30 days after we receive total aggregate debt or equity financing of at least $5,000,000, we will need to pay BioMarin Pharmaceutical Inc. $100,000;

•	upon our filing and acceptance of an investigational new drug application for a drug product candidate based on our NeuroTrans product candidate, we will need to pay BioMarin Pharmaceutical Inc. $500,000;

•	upon our successful completion of a Phase II human clinical trial for a drug product candidate based on our NeuroTrans product candidate, we will need to pay BioMarin Pharmaceutical Inc. $2,500,000;

•	upon our successful completion of a Phase III human clinical trial for a drug product candidate based on our NeuroTrans product candidate, we will need to pay BioMarin Pharmaceutical Inc. $5,000,000;

•	within 90 days of our obtaining marketing approval from the FDA or other similar regulatory agencies for a drug product candidate based on our NeuroTrans product candidate, we will need to pay BioMarin Pharmaceutical Inc. $12,000,000;

•	within 90 days of our obtaining marketing approval from the FDA or other similar regulatory agencies for a second drug product candidate based on our NeuroTrans product candidate, we will need to pay BioMarin Pharmaceutical Inc. $5,000,000;

•	within 60 days after the end of the first calendar year in which our aggregated revenues derived from drug product candidates based on our NeuroTrans product candidate exceed $100,000,000, we will need to pay BioMarin Pharmaceutical Inc. $5,000,000; and

•	within 60 days after the end of the first calendar year in which our aggregated revenues derived from drug product candidates based on our NeuroTrans product candidate exceed $500,000,000, we will need to pay BioMarin Pharmaceutical Inc. $20,000,000.

In addition to these milestone payments, we are also obligated to pay BioMarin Pharmaceutical Inc. a royalty at a percentage of our aggregated revenues derived from drug product candidates based on our NeuroTrans product candidate. On June 9, 2006, we made a milestone payment in the amount of $150,000 to BioMarin Pharmaceutical Inc. because we raised $5,000,000 in our May 25, 2006 Private Placement.

Liquidity and Capital Resources

Overview

As of February 28, 2006, we had approximately $224,000 in cash, approximately $251,000 in current liabilities and approximately $19,000 of net working capital deficit.

We anticipate that we will not be able to generate revenues until we further develop our drug product candidates and obtain the necessary regulatory approval to market our future drug product candidates, which could take several years or more. Accordingly, our cash flow projections are subject to numerous contingencies and risk factors beyond our control, including market acceptance of our product, competition from well-funded competitors, and our ability to manage our expected growth. We can offer no assurance that our company will generate cash flow sufficient to meet our operating and capital expenditure requirements. If we do not generate significant cash flow from the exercise of our common stock purchase warrants or through the receipt of collaboration support, we will require additional monies during the next 20 month period to execute our business plan.

There are no assurances that we will be able to obtain funds required for our continued operation. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will not be able to meet our other obligations as they become due and we will be forced to scale down or perhaps even cease the operation of our business.

There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon obtaining further long-term financing, successful and sufficient market acceptance of any product offerings that we may introduce, the continuing successful development of our product offerings and related technologies, and, finally, achieving a profitable level of operations. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

Recent Private Placements

On May 25, 2006, we closed a private placement consisting of 8,333,333 units of our securities at a price of $0.60 per unit, with each unit comprising one share of our common stock and one common stock purchase warrant with an exercise price of $0.60 per share for a period of 18 months. As a result, we received gross proceeds of $5,000,000.

On March 23, 2006, our board of directors approved a fourteen (14) for one (1) forward stock split of our issued and outstanding shares of common stock. We amended our Articles of Incorporation by filing a Certificate of Change with the Nevada Secretary of State wherein we stated that we will issue fourteen (14) shares for every one (1) share of common stock issued and outstanding immediately prior to the effective date of the forward stock split. The change in our Articles of Incorporation was filed with the Nevada Secretary of State effective April 4, 2006. As a result, our authorized capital increased from 25,000,000 shares of common stock with a par value of $0.001 per share to 350,000,000 shares of common stock with a par value of $0.001 per share.

On June 9, 2006, we merged with our subsidiary, Raptor Pharmaceuticals Corp. As a result, our authorized share capital became 100,000,000 shares of common stock with a par value of $0.001 and 10,000,000 shares of preferred stock with a par value of $0.001.

Based on our current plan of operations, we have sufficient funds for the next 20 months, after which time we will require additional funds to continue our business plan. In the event that we are unable to raise additional financing in the next 20 months, and fail to generate any cash flow, we may modify our operations plan accordingly. These funds may be raised through equity financing, debt financing, or other sources, which may result in further dilution in the equity ownership of our common stock. There is still no assurance that we will be able to maintain operations at a level sufficient for an investor to obtain a return on his investment in our common stock. Further, we may continue to be unprofitable.

Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts. We do not engage in trading activities involving non-exchange traded contracts.

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on our audited financial statements for the period September 8, 2005 to February 28, 2006, our independent registered accountants included an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

DESCRIPTION OF PROPERTY

Effective April 1, 2005 we entered into a three year lease for 2,892 square feet of combined laboratory and office space with an additional three year option. Our monthly base rent is $5,206. The facility is located in an industrial park at 9 Commercial Blvd, Suite 200, Novato, California 94949. The laboratory and associated storage space occupy approximately 1,200 square feet with the remaining space utilized as three offices, a break room and a conference room. The laboratory contains casework and a combination of new and used equipment. Critical reagents, DNA plasmids, and cell lines are stored in alarmed freezers. Cell line back ups are also stored off site in a commercial facility licensed for such purpose. Our current facility is expected to be adequate for the foreseeable future.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). SFAS 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. We are required to adopt the provisions of SFAS 154, as applicable, beginning in the first fiscal quarter beginning September 1, 2006.

In December 2004, Financial Accounting Standards Board issued Statement of Financial Accounting Standards SFAS No. 123 (Revised 2004), Share-Based Payments. The new pronouncement replaces the existing requirements under SFAS No.123 and APB 25. According to SFAS No. 123 (R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the Statement of Operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB No. 25 and generally would require instead that such transactions be accounted for using a fair-value based method. FASB concluded that, for small business issuers, SFAS No. 123 (R) is effective for awards and stock options granted, modified or settled in cash in annual periods beginning after December 15, 2005. SFAS No. 123 (R) provides transition alternatives for public companies to restate prior interim periods or prior years.

In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, providing supplemental implementation guidance for SFAS 123(R). In April 2005, the Securities and Exchange Commission approved a rule that delayed the effective date of SFAS 123(R) to the first annual reporting period beginning after December 15, 2005 for companies that file as small business issuers. We are evaluating the requirements under SFAS 123(R) and SAB 107 and we expect the adoption to have a significant adverse impact on our statements of operations and net loss per share. SFAS 123(R) will be effective for our financial reporting beginning with the first fiscal quarter beginning September 1, 2006.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles used in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our financial statements is critical to an understanding of our financials.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our financial statements.

Fair Value of Financial Instruments

The carrying amounts of certain of our financial instruments including cash and cash equivalents, prepaid expenses, accounts payable and accrued liabilities approximate fair value due to their short maturities.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Intangible Assets

Intangible assets include the intellectual property and other rights relating to our receptor-associated protein technology. Our intangible assets are amortized using the straight-line method over the estimated useful life of 20 years, which is the life of our intellectual property patents.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value or discounted estimates of future cash flows. We have not identified any such impairment losses to date.

Income Taxes

Income taxes are recorded under the liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assts to the amount expected to be realized.

Research and Development

Research and development costs are charged to expense as incurred.

Going Concern

The audited financial statements included with this prospectus have been prepared on the going concern basis which assumes that adequate sources of financing will be obtained as required and that our assets will be realized and liabilities settled in the ordinary course of business. Accordingly, the audited financial statements do not include any adjustments related to the recoverability of assets and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern.

In order to continue as a going concern, we will require additional financing. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to continue as a going concern, we would likely be unable to realize the carrying value of our assets reflected in the balances set out in the preparation of the financial statements.

Stock-Based Compensation

We record stock-based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based

Compensation”. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued. We adopted our 2006 Equity Incentive Plan on May 12, 2006 and, as such, we will commence recording expenses related stock option grants in our first fiscal quarter beginning on September 1, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two years and except as disclosed below, none of the following persons has had any direct or indirect material interest in any transaction to which our company was or is a party, or in any proposed transaction to which our company proposes to be a party:

(a)	any director or officer of our company;

(b)	any proposed director of officer of our company;

(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or

(d)	any member of the immediate family of any of the foregoing persons (including a spouse, parents, children, siblings, and in-laws):

• Pursuant to the terms of the Share Purchase Agreement, we issued to each of Drs. Starr and Zankel (our Chief Executive Officer and our Chief Scientific Officer, respectively) 3,000,000 shares of our common stock and to Erich Sager (one of our directors) 1,000,000 shares of our common stock. However, Drs. Starr and Zankel and Mr. Sager did not own any shares of our common stock at the time when the Share Purchase Agreement was first approved and executed by our company.

• In the ordinary course of setting up our wholly owned subsidiary, Raptor Pharmaceutical Inc.’s business, Drs. Starr and Zankel and Ms. Tsuchimoto have loaned money to our company by paying travel expenses and equipment and other costs from their personal funds on behalf of our company. We have promptly reimbursed Drs. Starr and Zankel and Ms. Tsuchimoto shortly after the closing of our May 25, 2006 Private Placement.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

On October 5, 2004, our common stock received approval for quotation on the NASD’s Over-the-Counter Bulletin Board under the name “Highland Clan Creations Corp.” and under the symbol “HCCC”. On April 4, 2006, we effected a fourteen (14) for one (1) forward stock split. Accordingly, our symbol was changed to “HCLN”. On June 9, 2006, we were reincorporated from the State of Nevada to the State of Delaware and changed our name to “Raptor Pharmaceuticals Corp.” and our symbol was changed to “RPTP”. The first trade of our common stock on the OTC Bulletin Board occurred June 8, 2006.

On June 19, 2006, the closing price for the common stock as reported by the quotation service operated by the OTC Bulletin Board was $0.75.

As of June 19, 2006, there were 49 holders of record of our common stock. As of such date, 29,633,333 shares of common stock were issued and outstanding.

Shares of our common stock are subject to rules adopted by the SEC that regulate broker-dealer practices in connection with transactions in “penny stocks”. “Penny stock” is defined to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our common stock are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.

We have not declared any dividends on our common stock since the inception of our company on April 1, 2002. There is no restriction in our Certificate of Incorporation and Bylaws that will limit our ability to pay dividends on our common stock. However, we do not anticipate declaring and paying dividends to our stockholders in the near future.

EXECUTIVE COMPENSATION

The following table sets forth certain compensation paid or accrued to former officers during the fiscal years ended August 31, 2005, 2004 and 2003. Our current officers were not employed by us during the years ended August 31, 2005, 2004 and 2003, therefore no compensation for our current officers is reported in the table below.

SUMMARY COMPENSATION TABLE
Name And Principal Position	Year	Annual Compensation			Long-Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Brent McMullin(1) Former President and Director	2005	30,000	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brett Stewart(2) Former President and Director	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Mr. McMullin became President of our company on April 27, 2004 and resigned as President and director of our company on May 25, 2006.

(2)	Mrs. Stewart became President of our company on April 1, 2002 and resigned as President and became our Secretary and Treasurer on April 27, 2004. Mrs. Stewart resigned as an officer and a director of our company on May 25, 2006.

Option/SAR grants in the last fiscal year

We did not grant any options to our directors or officers in the fiscal year ended August 31, 2005.

Aggregated Option/SAR exercises in last fiscal year and fiscal year-end Option/SAR values

No stock options have been exercised by our current or former officers, directors or employees to date.

Long-term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options and cash bonuses may be awarded at the determination and discretion of our board of directors.

On May 12, 2006, we adopted our 2006 Equity Incentive Plan, which provides for the granting of stock options to acquire up to 6,000,000 shares of our common stock. These stock options may be granted to directors, officers, employees and consultants. We granted the following options to our directors and officers on May 26, 2006:

Name	Number of Securities Underlying Options/ SARs Granted (#)(1)(2)	% of Total Options/ SARs Granted to Employees in Fiscal Year(3)	Exercise Price ($/Share)	Expiration Date
Christopher M. Starr, Ph.D.	250,000	11.11%	$0.66	May 25, 2016
Todd C. Zankel, Ph.D	250,000	11.11%	$0.66	May 25, 2016
Kim R. Tsuchimoto, C.P.A.	250,000	11.11%	$0.60	May 25, 2016
Raymond W. Anderson	500,000	22.22%	$0.60	May 25, 2016
Erich Sager	1,000,000	44.44%	$0.60	May 25, 2016

(1)	Granted on May 26, 2006 pursuant to our 2006 Equity Incentive Plan.

(2)	These options vest on the basis of 6/36th of the options on the 6 month anniversaries from the date of granting and 1/36th per month thereafter.

(3)	Calculated on the basis of the total number of new options awarded of 2,250,000 on May 26, 2006.

As of June 19, 2006, stock options for directors or executive officers to purchase 2,250,000 shares of our common stock were outstanding.

Compensation Of Directors

We reimburse our directors for expenses incurred in connection with attending board meetings. We did not pay any other director’s fees or other cash compensation for services rendered as a director for the fiscal year ended August 31, 2005.

We have agreed to compensate our current directors as follows:

Outside Director	Annual Retainer Paid Quarterly in Arrears	Stock Options Granted on May 26, 2006 (1)	Maximum Travel and Out- of-Pocket Reimbursement
Erich Sager, Chairman of the Board	$40,000	1,000,000	$18,000
Raymond W. Anderson	$20,000	500,000	$6,000

(1)	Stock options vest 6/36ths on the six month anniversary of grant date and 1/36ths per month thereafter, are exercisable at $0.60 per share and expire on May 25, 2016.

Employment Contracts and Termination of Employment and Change in Control Arrangements

Drs. Starr and Zankel and Ms. Tsuchimoto entered into employment agreements with our wholly owned subsidiary, Raptor Pharmaceutical Inc. in May 2006. Each employment agreement has an initial term of three years commencing on May 1, 2006 in the case of Dr. Starr and Ms. Tsuchimoto and May 15, 2006 in the case of Dr. Zankel, and will automatically renew for additional one year periods unless either party under such agreement notifies the other that the term will not be extended. Under their agreements, each officer is entitled to an annual salary ($150,000 each for Drs. Starr and Zankel and $160,000 for Ms. Tsuchimoto), subject to annual review and potential increase by our board of directors. In addition, they are each eligible to receive annual bonuses in cash or stock options as awarded by our board of directors in its discretion.

If any officer’s employment is terminated by us without cause, including in the event of a change of control then the officer will be entitled to continue to receive his or her base salary, bonuses and other benefits for a period of 12 months. For further detail please refer to each employment agreement filed as exhibits 10.5, 10.6 and 10.7 on Form 8-K which was filed with the SEC on May 26, 2006.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options and cash bonuses may be awarded at the discretion of the board of directors or a committee thereof.

REPORTS TO STOCKHOLDERS

We are not required to deliver an annual report to our stockholders but will voluntarily send an annual report, together with our annual audited financial statements. We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

The public may read and copy any materials filed by us with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address of the site is http://www.sec.gov.

FINANCIAL STATEMENTS

Our financial statements are stated in United States Dollars (US$) and are prepared in conformity with generally accepted accounting principles of the United States of America.

The following financial statements pertaining to our wholly owned subsidiary, Raptor Pharmaceutical Inc., are filed as part of this Registration Statement:

Audited Financial Statements of Raptor Pharmaceutical Inc. for the period from September 8, 2005 (inception) to February 28, 2006

         Report of Independent Registered Public Accounting Firm

         Balance Sheet as at February 28, 2006

         Statement of Operations for the period from September 8, 2005 (inception) to February 28, 2006

         Statement of Changes in Stockholders’ Equity for the period from September 8, 2005 (inception) to February 28, 2006

         Statement of Cash Flows for the period from September 8, 2005 (inception) to February 28, 2006

         Notes to the Financial Statements

Audited Financial Statements of
Raptor Pharmaceutical Inc.

as of February 28, 2006

and

For the period from September 8, 2005 (inception)
to February 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Raptor Pharmaceutical Inc.

We have audited the accompanying balance sheet of Raptor Pharmaceutical Inc. (a development stage enterprise) as of February 28, 2006 and the related statements of operations, stockholders’ equity and cash flows for the period from September 8, 2005 (inception) through February 28, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raptor Pharmaceutical Inc. as of February 28, 2006 and the results of its operations and its cash flows for the period from September 8, 2005 (inception) through February 28, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a significant accumulated deficit and has sustained negative cash flows from operations since its inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ Burr, Pilger & Mayer LLP
San Francisco, California
March 16, 2006

Raptor Pharmaceutical Inc. (A Development Stage Company) Balance Sheet February 28, 2006
ASSETS
Current assets:
Cash	$223,697
Prepaid expenses	8,000

Total current assets	231,697
Intangible assets, net	149,375

Total assets	$381,072

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accrued liabilities	$227,958
Due to stockholders	22,992
Total liabilities	250,950
Commitments and contingencies (Note 7)
Stockholders' equity:
Common stock, $0.001 par value, 10,000,000 shares authorized, issued and outstanding	10,000
Common stock subscribed, 2,060,000 shares	2,060
Additional paid-in capital	298,000
Stockholder and subscriptions receivable	(50,274)
Deficit accumulated during development stage	(129,664)
Total stockholders' equity	130,122
Total liabilities and stockholders' equity	$381,072

The accompanying notes are an integral part of these financial statements.

Raptor Pharmaceutical Inc. (A Development Stage Company) Statement of Operations For the Period from September 8, 2005 (Inception) to February 28, 2006
Revenues	$-
Operating expenses:
General and administrative	128,326
Research and development	1,612
Total operating expenses	129,938
Loss from operations	(129,938)
Interest income	274
Net loss	$(129,664)
Basic and diluted net loss per share	$(0.01)
Weighted average shares outstanding	10,000,000

The accompanying notes are an integral part of these financial statements.

Raptor Pharmaceutical Inc. (A Development Stage Company) For the Period from September 8, 2005 (Inception) to February 28, 2006
	Common stock		Common stock subscribed
					Additional paid-in Capital	Stockholder and subscriptions receivable	Deficit accumulated during the development
	Shares	Amount	Shares	Amount			stage	Total
Balance at September 8, 2005 issuance of common stock to founders at $0.001 per share	10,000,000	$ 10,000	-	$ -	$ -	$ (10,000)	$ -	$ -

Common stock subscribed at $0.001 per share pursuant to a consulting agreement dated September 2005	-	-	60,000	60	-	-	-	60

Common stock subscribed at $0.10 per share pursuant to a subscription agreement dated February 2006			1,000,000	1,000	99,000	(50,000)	-	50,000

Common stock subscribed at $0.20 per share pursuant to a subscription agreement dated February 2006			1,000,000	1,000	199,000	-	-	200,000

Interest accrued on stockholder and subscriptions receivable	-	-	-	-	-	(274)	-	(274)

Repayment of stockholder and subscriptions receivable	-	-	-	-	-	10,000	-	10,000
Net loss	-	-	-	-	-	-	(129,664)	(129,664)
Balance at February 28, 2006	10,000,000	$ 10,000	2,060,000	$ 2,060	$ 298,000	$ (50,274)	$ (129,664)	$ 130,122

The accompanying notes are an integral part of these financial statements.

Raptor Pharmaceutical Inc.
(A Development Stage Company)
Statement of Cash Flows

For the Period from September 8, 2005 (Inception) to February 28, 2006

Cash flows from operating activities:
Net loss	$(129,664)
Adjustments to reconcile net loss to net cash
used in operating activities:
Common stock subscribed pursuant to a consulting agreement	60
Amortization of intangible assets	625
Interest accrued on stockholder and subscriptions receivable	(274)
Changes in assets and liabilities:
Prepaid expenses	(8,000)
Intangible assets	(150,000)
Accrued liabilities	227,958
Net cash used in operating activities	(59,295)
Cash flows from financing activities:
Proceeds from sale of common stock	10,000
Proceeds from common stock subscribed	250,000
Cash advances from stockholders	22,992
Net cash from financing activities	282,992
Net increase in cash and cash equivalents	223,697
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$223,697
Supplemental cashflow information:
Interest paid	$-
Income taxes paid	$-
Supplemental disclosure of non-cash financing activities:
Notes receivable issued in exchange for common stock subscribed	$50,000

The accompanying notes are an integral part of these financial statements.

RAPTOR PHARMACEUTICAL INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(1) NATURE OF OPERATIONS AND BUSINESS RISKS

     Raptor Pharmaceutical Inc. (the Company or Raptor) is developing a promising novel drug-targeting platform, based on the use of Receptor-Associated-Protein (“RAP”). Raptor’s RAP-based delivery technology may selectively target the delivery of engineered drugs to organs, tissues and cell types through the use of specific receptor systems. The Company was incorporated in the state of Delaware on September 8, 2005 (date of inception). The Company’s fiscal year end is August 31.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

     The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Through February 28, 2006, the Company had an accumulated deficit of approximately $130,000. Management expects to incur further losses for the foreseeable future. The Company expects to finance future cash needs primarily through proceeds from equity or debt financings, loans, collaborative agreements with corporate partners, or through a business combination with a company that has such financing in order to be able to sustain its operations until the Company can achieve profitability and positive cash flows, if ever.

     Management plans to seek additional debt and/or equity financing for the Company through private or public offerings or through a business combination, but it cannot assure that such financing will be available on acceptable terms, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     The Company is subject to a number of risks, including: the need for financings; the uncertainty of the Company’s research and development efforts resulting in successful commercial products; competition from larger organizations; reliance on the proprietary technology of others; dependence on key personnel; uncertain patent protection; and dependence on corporate partners and collaborators.

(b) Use of Estimates

     The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

     The carrying amounts of certain of the Company’s financial instruments including cash and cash equivalents, prepaid expenses, accounts payable and accrued liabilities approximate fair value due to their short maturities.

(d) Cash and Cash Equivalents

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

RAPTOR PHARMACEUTICAL INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(e) Intangible Assets

     Intangible assets include the intellectual property and other rights relating to the RAP technology. The intangible assets are amortized using the straight-line method over the estimated useful life of 20 years, which is the life of the intellectual property patents.

(f) Impairment of Long-Lived Assets

     The Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value or discounted estimates of future cash flows. The Company has not identified any such impairment losses to date.

(g) Income Taxes

     Income taxes are recorded under the liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assts to the amount expected to be realized.

(h) Research and Development

Research and development costs are charged to expense as incurred.

(i) Net Loss Per Share

     Net loss per share is calculated by dividing net loss by the weighted average shares of common stock outstanding during the period. Diluted net income per share is calculated by dividing net income by the weighted average shares of common stock outstanding and potential shares of common stock during the period. As of February 28, 2006, the Company had 2,060,000 potential shares of common stock subscribed as discussed below in note 6. Potentially dilutive securities of 2,060,000 are excluded from the computation if their effect is anti-dilutive.

(j) Recent Accounting Pronouncements

     In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). SFAS 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. The Company is required to adopt the provisions of SFAS 154, as applicable, beginning in the first fiscal quarter beginning September 1, 2006.

RAPTOR PHARMACEUTICAL INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

     In December 2004, FASB issued Statement of Financial Accounting Standards SFAS No. 123 (Revised 2004), Share-Based Payments. The new pronouncement replaces the existing requirements under SFAS No.123 and APB 25. According to SFAS No. 123 (R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the Statement of Operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB No. 25 and generally would require instead that such transactions be accounted for using a fair-value based method. FASB concluded that, for small business issuers, SFAS No. 123 (R) is effective for awards and stock options granted, modified or settled in cash in annual periods beginning after December 15, 2005. SFAS No. 123 (R) provides transition alternatives for public companies to restate prior interim periods or prior years.

     In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, providing supplemental implementation guidance for SFAS 123(R). In April 2005, the SEC approved a rule that delayed the effective date of SFAS 123(R) to the first annual reporting period beginning after December 15, 2005 for companies that file as small business issuers. The Company is evaluating the requirements under SFAS 123(R) and SAB 107 and expects the adoption to have a significant adverse impact on the Company’s statements of operations and net loss per share. SFAS 123(R) will be effective for the Company beginning with the first fiscal quarter beginning September 1, 2006.

(3) INTANGIBLE ASSETS

     On January 27, 2006, BioMarin Pharmaceutical Inc. (“BioMarin”) assigned the intellectual property and other rights relating to the RAP technology to the Company. As compensation for the assignment of the RAP technology, BioMarin will receive milestone payments based on certain financing and regulatory triggering events. Other than milestone payments, no other consideration was paid for this assignment. The Company has recorded $150,000 of intangible assets and current liabilities on the balance sheet as of February 28, 2006 based on the estimated fair value of its agreement with BioMarin. The intangible asset is being amortized monthly over twenty years, which is the life of the intellectual property patents. During the period ended February 28, 2006, the Company amortized $625 of intangible assets to research and development expense.

     The following table summarizes the actual and estimated amortization expense for our intangible assets for the periods indicated:

Amortization period	Amortization expense
September 8, 2005 (inception) to February 28, 2006 - Actual	$ 625
September 8, 2005 (inception) to August 31, 2006 - Estimate	4,375
Fiscal year ending August 31, 2007 – Estimate	7,500
Fiscal year ending August 31, 2008 – Estimate	7,500
Fiscal year ending August 31, 2009 – Estimate	7,500
Fiscal year ending August 31, 2010 – Estimate	7,500

RAPTOR PHARMACEUTICAL INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(4) INCOME TAXES

     There is no provision for income taxes because the Company has incurred operating losses. Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

February 28,
2006
Deferred tax assets (liabilities):
Federal and state net operating losses	$ 13,000
Purchased intangibles	(60,000)
Accrued expenses	65,000
Total deferred tax assets	18,000
Valuation allowance	(18,000)
Net deferred tax assets	$ -

     As of February 28, 2006, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $32,000 which expire beginning after the year 2025 and 2015, respectively.

     The valuation allowance increased $18,000 during the period ending February 28, 2006.

     Utilization of the Company’s net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

(5) ISSUANCE OF COMMON STOCK

FOUNDERS’ SHARES

     Upon incorporation on September 8, 2005, the Company issued 5,000,000 shares of common stock to each of its founders for an aggregate issuance of 10,000,000 shares. The founders, Christopher M. Starr, Ph.D., and Todd C. Zankel, Ph.D., are the Chief Executive Officer and Chief Scientific Officer, respectively. The founders paid par value or $0.001 per share for an aggregate $10,000 to the Company in January 2006.

RAPTOR PHARMACEUTICAL INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(6) COMMON STOCK SUBSCRIBED

     On February 3, 2006, the Company received a subscription agreement for 1,000,000 shares of common stock at $0.10 per share for an aggregate $100,000 to a third party in exchange for a promissory note. $50,000 of the promissory note was due and paid on February 7, 2006 and $50,000 plus accrued interest at 8% per annum was due on March 15, 2006 and was paid on March 9, 2006. The $50,000 note plus interest accrued through February 28, 2006 is reflected in the equity section of the balance sheet. The common stock was issued in May 2006.

     On February 23, 2006, the Company received a subscription agreement for 1,000,000 shares of common stock at $0.20 per share for an aggregate $200,000 to a third party. The common stock was issued in May 2006.

     On September 14, 2005, the Company entered into an agreement with its legal counsel which allows the Company to defer the payment of legal fees until the Company obtains significant financing. Under this agreement the Company is obligated to issue 0.5% of its outstanding common stock to its legal counsel prior to a significant financing. As of February 28, 2006, the Company has not issued such stock and has recorded $60 of legal expense and additional paid-in capital based on the market value of the 60,000 shares of common stock subscribed. Common stock subscribed to non-employees are accounted for in accordance with SFAS 123 and the Emerging Issues Task Force Consensus No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services,” which are recorded at fair value of the consideration received or the fair value of the equity investments issued. The fair value of the common stock subscribed was measured as of the performance commitment date in September 2005. Since there is no specified service period in the agreement, the fair value of $60 was expensed as of the agreement date.

(7) COMMITMENTS AND CONTINGENCIES

OFFICE LEASE

     In March 2006, the Company entered into a new lease for the Company’s executive offices and research laboratory in Novato, California. Base monthly payments are $5,206 per month subject to annual rent increase of between 3% to 5%, based on the Consumer Price Index (CPI). During the period from September 8, 2005 (inception) to February 28, 2006, the Company paid $0 in rent. In March 2006, the Company paid $20,206 as a security deposit on this lease, which expires in March 2009. The lease allows for one three-year extension at the market rate. The lease allows for up to $18,643 in reimbursement for tenant improvements.

     The minimum future lease payments under these operating leases assuming a 3% CPI increase per year are as follows:

Period	Amount
September 8, 2005 (inception) to February 28, 2006	$0
September 8, 2005 (inception) to August 31, 2006	26,032
Fiscal year ending August 31, 2007	63,258
Fiscal year ending August 31, 2008	65,155
September 1, 2008 to March 31, 2009	38,664

(8) SUBSEQUENT EVENT

     On March 8, 2006, the Company executed a binding agreement to sell 100% of its issued and outstanding common stock to Highland Clan Creations Corp. (“HCCC”) as part of a $3.5 million financing. The existing stockholders of the Company will receive shares in HCCC, a public shell company. The financing represents 7 million units at $0.50 per unit, each unit consisting of one share of common stock and one common stock purchase warrant exercisable for one share of common stock at $ 0.50 per share. The warrants are exercisable for 18 months. HCCC has an option to sell an additional $0.5 million of units on the same terms. The closing of the financing is subject to customary closing conditions. As part of the binding agreement, HCCC has provided the Company a loan of $0.2 million to be repaid with accrued interest the earlier of six months or upon closing of the financing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form SB-2, under the Securities Act with respect to the securities offered under this prospectus. This prospectus, which forms a part of that Registration Statement, does not contain all information included in the Registration Statement. Certain information is omitted and you should refer to the Registration Statement and its exhibits. You may review a copy of the Registration Statement at the SEC’s public reference room. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our electronic filings and our Registration Statement can also be reviewed by accessing the SEC’s website at http://www.sec.gov.

You may also read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549.

No finder, dealer, sales-person or other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Raptor Pharmaceuticals Corp. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.